Filed Pursuant to Rule 424(b)(5)
Registration No. 333-109906
PROSPECTUS SUPPLEMENT
(To Prospectus dated March 8, 2004)

16,767,169 Shares

Peabody Energy Corporation

COMMON STOCK

We are offering 6,500,000 shares of our common stock and the selling stockholders identified in this prospectus supplement are offering 10,267,169 shares. We will not receive any of the net proceeds from the sale of the shares offered by the selling stockholders.

On March 23, 2004, we expect to consummate our public offering of $250 million aggregate principal amount of our 5 7/8% senior notes. Neither this offering nor the concurrent debt offering is conditioned upon the consummation of the other offering.

Our common stock is listed on the New York Stock Exchange under the symbol “BTU.” On March 17, 2004, the last reported sale price of our common stock on the NYSE was $45.50 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11 of this Prospectus Supplement and page 4 of the prospectus accompanying this prospectus supplement.

PRICE $45.00 PER SHARE

		Underwriting		Proceeds to
	Price	Discounts and	Proceeds	the Selling
	to Public	Commissions	to Peabody	Stockholders

Per Share	$45.00	$1.52	$43.48	$43.48
Total	$754,522,605.00	$25,486,096.88	$282,620,000.00	$446,416,508.12

We have granted the underwriters the right to purchase up to an additional 2,325,000 shares of common stock to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on March 23, 2004.

Joint Book-Running Managers

MORGAN STANLEY	LEHMAN BROTHERS

CREDIT SUISSE FIRST BOSTON

MERRILL LYNCH & CO.

BEAR, STEARNS & CO. INC.

A.G. EDWARDS & SONS, INC.

LEGG MASON WOOD WALKER

INCORPORATED

STIFEL, NICOLAUS & COMPANY

INCORPORATED

March 17, 2004

Peabody Energy Corporation
USE OF PROCEEDS
CAPITALIZATION
SELLING STOCKHOLDERS
LEGAL MATTERS

Prospectus Supplement

Prospectus

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

      If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUPPLEMENT SUMMARY

      This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and accompanying prospectus carefully, including the matters discussed under the caption “Risk Factors” and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. When used in this prospectus supplement and the accompanying prospectus, the terms “we,” “our,” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and/or its applicable subsidiary or subsidiaries.

Peabody Energy Corporation

      We are the largest private sector coal company in the world. Our sales of 203.2 million tons of coal in 2003 accounted for 18.9% of all U.S. coal sales and were more than 70% greater than the sales of our closest U.S. competitor. During the period, we sold coal to approximately 270 electric generating and industrial plants, fueling the generation of approximately 9.8% of all electricity in the United States and approximately 2.5% of all electricity in the world. At December 31, 2003, we had 9.2 billion tons of proven and probable coal reserves, approximately double the reserves of any other U.S. coal producer. Financial results for 2003 included $2.8 billion in revenues, $144.8 million in operating profit, $31.3 million in net income (including after-tax charges of $40.1 million ($53.5 million pre-tax) related to early debt extinguishment and a $10.1 million charge for the cumulative effect of accounting changes) and $410.3 million in Adjusted EBITDA.

      As of December 31, 2003, we owned majority interests in 29 coal operations located throughout all major U.S. coal producing regions, with 74% of our U.S. 2003 coal sales shipped from the western United States and the remaining 26% from the eastern United States. Most of our production in the western United States is low sulfur coal from the Powder River Basin, the largest and fastest-growing major U.S. coal-producing region. In the West, we own and operate mines in Arizona, Colorado, New Mexico and Wyoming. In the East, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We generated 80% of our 2003 production from non-union mines. In 2003, low sulfur coal accounted for 78% of our sales volume.

      During 2003, 90% of our sales were to U.S. electricity generators. The U.S. coal industry continues to fuel more electricity generation than all other energy sources combined. In 2003, coal-fueled plants generated an estimated 52% of the nation’s electricity, followed by nuclear (21%), gas-fired (15%) and hydroelectric (7%) units. We believe that competition for cost-efficient energy will strengthen the demand for coal. We also believe that U.S. and global coal consumption will continue to increase as coal-fueled generating plants utilize their existing excess capacity and as new coal-fueled plants are constructed. Coal is an attractive fuel for electricity generation because it is:

•	Abundant: Coal makes up more than 85% of fossil fuel reserves in the United States. The nation has an estimated 250-year supply of coal, based on current usage rates.

•	Low-Cost: At an average delivered price of $1.23 per million British thermal units, or Btu, in 2001, $1.26 in 2002, and $1.28 for the first nine months of 2003, coal’s cost advantage over natural gas is significant. The delivered price of natural gas averaged $4.49 per million Btu in 2001, $3.56 in 2002 and $5.53 for the first nine months of 2003, while market prices have recently ranged from $4.00 to $7.00 and reached a peak of $19.00 per million Btu in March 2003.

•	Increasingly Clean: Aggregate emissions from U.S. coal-fueled plants have declined significantly since 1970, even as coal consumption by electricity generators has more than tripled.

      Approximately 90% of our coal sales during 2003 were under long-term contracts. As of December 31, 2003, our sales backlog, including backlog subject to price reopener and/or extension provisions, approximated one billion tons. The remaining terms of our long-term contracts range from one to 18 years and have an average volume weighted remaining term of approximately 3.9 years. Based on planned production levels at December 31, 2003, we had unpriced production volume of nine to 14 million tons for 2004, 70 to 80 million tons for 2005, and 110 to 120 million tons for 2006. At December 31, 2003, we had priced 181 million tons, 123 million tons and 80 million tons of planned production for 2004, 2005 and 2006, respectively.

      In addition to our mining operations, our other energy-related businesses include: marketing, brokering and trading coal; coalbed methane development; transportation-related services; and the development of coal-fueled electricity generating plants.

Competitive Strengths

      We believe our strengths will enable us to enhance our industry-leading position and increase shareholder value.

•	We are the world’s largest private-sector producer and marketer of coal and the largest reserve holder of any U.S. coal company.

•	We are the largest producer and marketer of low sulfur coal in the United States.

•	We have a large portfolio of long-term coal supply agreements that are complemented by available production in attractive markets for sale at market prices.

•	We are one of the most productive and lowest-cost producers of coal in the United States.

•	We serve a broad range of high quality customers with mining operations located throughout all major U.S. coal producing regions.

•	We are a leader in reclamation management and have received numerous state and national awards for our commitment to environmental excellence.

•	Our management team has a proven record of success.

      While we strive to maintain these strengths, our industry and company are subject to risks that could adversely affect our business. For example, we cannot assure you that in the future we will be able to sell coal as profitably as at present. Additionally, our company and our customers are subject to extensive governmental regulations that create significant costs and restrictions and that could become more onerous in the future. For a more complete discussion of the risks related to our company, you should read the information presented under the heading “Risk Factors” in this prospectus supplement and in the accompanying prospectus.

Transformation of Peabody

      Since 1990, we have grown significantly, and our management has transformed our company from a largely high sulfur, high-cost coal company to a predominantly low sulfur, low-cost coal producer, marketer and trader. We have increased our sales of low sulfur coal from 57% of our total volume in 1990 to 78% in 2003. We are also well positioned to continue selling higher sulfur coal to customers that invest in emissions control technology, buy emissions allowances or blend higher sulfur coal with low sulfur coal. Our average cost per ton sold decreased 40% from 1990 to 2003. The following table demonstrates our transformation:

			Percent
	1990	2003	Improvement

Sales volume (million tons)	93.0	203.2	118%
U.S. market share(1)	9.1%	18.9%	108
Low sulfur sales volume (million tons)	52.7	159.2	202
Total coal reserves (billion tons)(2)	7.0	9.2	31
Low sulfur reserves (billion tons)(2)(3)	2.5	3.9	56
Safety (incidents per 200,000 hours)	16.1	4.5	72
Productivity (tons per miner shift)	33.5	97.7	191
Average cost per ton sold(4)	$19.25	$11.49	40
Employees (approximate)	10,200	6,900	32

(1)	Market share is calculated by dividing our U.S. sales volume by estimated total U.S. coal demand, as reported by the Energy Information Administration.

(2)	As of January 1, 1990 and as of December 31, 2003.

(3)	Represents our estimated proven and probable coal reserves with a sulfur content of 1% or less by weight.

(4)	Represents operating costs and expenses.

Business Strategies

      Our transformation has resulted in part from the successful implementation of our three core business strategies:

      • Managing safe, low-cost operations.

      • Applying world-class sales and trading techniques.

      • Aggressively managing our vast natural resource position.

      Confirming the depth of our strengths and the successful implementation of our strategies, we were recently recognized as the world’s best coal company at the 2003 Global Energy Awards by an international panel of judges using the criteria of advanced technologies; productivity; innovative market and technology strategy; shareholder value; and commercial success.

Coal Market Outlook

      According to traded coal indices and reference prices, international coal demand is at high levels, and coal pricing has increased year-over-year in nearly every significant international market. Market fundamentals reflect continuing increases in coal demand for electricity generation and steel production both in the United States and around the world.

      Demand for U.S. coal is strong due to a number of factors:

•	the improving economy, particularly in the industrial sector;

•	constraints faced by U.S. nuclear generation facilities, which are operating near their practical capacity limits;

•	high current and forward prices for natural gas; and

•	increased international demand for U.S. coal for electricity generation and steelmaking, driven by global economic growth, high ocean freight rates and the weak U.S. dollar.

      This market strength is further enhanced by: reduced Central Appalachian coal output due to geologic limitations and financial difficulties of certain Eastern U.S. coal producers; limited imports due to strong global demand; and customer stockpiles that we estimate are at their lowest levels in nearly three years.

      As a result of these factors, year-over-year reference prices through February 2004 have risen 38% in Central Appalachia, 57% in Colorado and 4% in the Powder River Basin. Based on recent trends, price movements in the Powder River Basin have typically lagged behind movements in other regions.

      We expect near-term volume growth in U.S. coal consumption to be driven by greater utilization at existing coal-fueled plants, which operated at 60% of capacity in 1990 and at an estimated 73% of capacity in 2003. If U.S. coal fueled plants operate at their optimal utilization rates of 85%, we believe they would consume an additional 200 million tons of coal per year.

      We expect longer-term volume growth in U.S. coal consumption to be driven by the construction of new coal-fueled plants. The U.S. Department of Energy has identified 94 coal plants that are in development, representing 62,000 megawatts of new coal-fueled electricity generating capacity. Based on favorable long-term factors, the U.S. Energy Information Administration has increased its long-term projections of growth in coal use and coal’s market share for electricity. The National Petroleum Council and U.S. Energy Information Administration expect that new U.S. coal plants with the capacity to generate more than 100,000 megawatts of electricity will be developed through 2025.

      According to BP Statistical Review, coal was the fastest growing energy source in the world in 2002, and global coal demand remains extremely strong, driven by improving economies and record global steel production. According to the International Iron and Steel Institute, Chinese steel consumption increased 21% in 2002, and Asia-Pacific Rim coal consumption for thermal and metallurgical coal continues to strain supply, with record spot prices for metallurgical coal reported in the first quarter of 2004. In late 2003, China, the world’s second largest coal exporter after Australia, announced restrictions on its metallurgical coal exports in order to satisfy internal demand. Disruptions in Australian, U.S. and Indonesian coal production in 2003 and early 2004 have further exacerbated already-tight markets.

Recent Developments

      RAG Acquisition. On February 29, 2004, we signed two definitive agreements to purchase certain coal operations from RAG Coal International AG, or RAG International, for $441 million in cash. The combined 2003 income from continuing operations of the purchased properties is approximately $37.8 million. The purchases include:

•	Two mines in Queensland, Australia that produced 6.3 million tons of high-quality metallurgical coal in 2003, which is used primarily by steel producers in Pacific Rim countries. According to the International Iron and Steel Institute, steel consumption in Asia grew approximately 14% in 2002, led by a 21% increase in China.

•	The Twentymile Mine in Colorado, which produced 8.1 million tons of low sulfur steam coal in 2003 for electricity generators in the western, southwestern and midwestern United States and in Mexico. According to the National Mining Association Coal Producer Survey and U.S. Mine Safety & Health Administration, Twentymile is one of the largest and most productive underground mines in the United States.

      Our goal in purchasing these operations is to:

•	Continue adding high-quality assets at acquisition prices we consider attractive;

•	Accelerate our earnings growth;

•	Increase our international presence for production, sales and trading;

•	Increase our access to Australian metallurgical coal at a time of increasing steel consumption in Asia and the Pacific Rim;

•	Expand our access to low-sulfur, high-Btu Colorado coal at a time of growing demand for Colorado coal; and

•	Obtain operational and administrative synergies and apply best practices across assets.

      For the year ended December 31, 2003, on a pro forma basis after giving effect to the RAG Acquisition, we would have generated Adjusted EBITDA of $520.8 million, a 27% increase over actual 2003 Adjusted EBITDA of $410.3 million.

      We expect these transactions to close in the second quarter of 2004, subject to closing conditions. These transactions require no additional U.S. or Australian regulatory approvals. The consummation of each transaction is conditioned on, among other things, the receipt of German regulatory approvals, certain third-party approvals and the closing of the other transaction.

      We also have a memorandum of understanding to purchase from RAG International its 25.5% interest in Carbones del Guasare, S.A., a joint venture that includes Anglo American plc and a Venezuelan governmental partner. Carbones del Guasare operates the Paso Diablo surface mine in northwestern Venezuela, which produced approximately 6.1 million tons of coal in 2003 for electricity generators and steel producers in Europe and North America.

      Neither this offering nor our concurrent debt offering is contingent on the successful completion of the RAG Acquisition.

      Amendment to Senior Secured Credit Facility. We have entered into an amendment to our senior secured credit facility. This amendment, among other things, reduces the interest rate payable on the existing term loans under the senior secured credit facility, provides for up to $300.0 million additional revolving loans for a total of up to $900.0 million, and permits us to incur additional term loans under the facility (if made available by existing or new lenders) in an amount up to $500.0 million to finance the purchase price of the RAG Acquisition. This consent for the additional term loans is expected to expire on June 9, 2004.

The Offering

Common stock offered by:
Peabody Energy Corporation	6,500,000 shares
The Selling Stockholders	10,267,169 shares
Common stock outstanding on March 4, 2004:	55.0 million shares
Use of proceeds:	We estimate that our net proceeds from the offering of shares by us will be approximately $282.2 million after deducting estimated underwriting discounts and estimated expenses of the offering ($383.3 million if the underwriters exercise their overallotment option in full). We intend to use these net proceeds, together with the proceeds of our concurrent debt offering, to consummate the RAG Acquisition, pay related fees and expenses and for general corporate purposes. In the event that we do not consummate the RAG Acquisition, we intend to use these net proceeds for working capital and general corporate purposes, including potential investments and acquisitions.
We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Concurrent offering:	On March 23, 2004, we expect to consummate our public offering of $250 million aggregate principal amount of our senior notes. Neither this offering nor our concurrent debt offering is conditioned upon the consummation of the other offering.
New York Stock Exchange symbol:	BTU

      As of March 4, 2004, we had outstanding options to acquire 2.3 million and 1.8 million shares of common stock at weighted-average exercise prices of $14.29 and $29.25 per share, respectively.

Summary Financial and Operating Data

      In July 2001, we changed our fiscal year end from March 31 to December 31. The change was first effective with respect to the nine months ended December 31, 2001. We have derived the summary historical financial data for our company for the years ended and as of March 31, 2000 and 2001, the nine months ended and as of December 31, 2001, and the years ended and as of December 31, 2002 and 2003, from our audited financial statements. You should read the following table in conjunction with the financial statements, the related notes to those financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference in this prospectus supplement.

      In anticipation of the sale of Citizens Power, our power marketing subsidiary, which occurred in August 2000, we classified Citizens Power as a discontinued operation as of March 31, 2000, and recorded an estimated loss on the sale of $78.3 million, net of income taxes. We have adjusted our results of operations to reflect the classification of Citizens Power as a discontinued operation for all periods presented.

      Results of operations for the year ended March 31, 2000 included a $144.0 million income tax benefit associated with an increase in the tax basis of a subsidiary’s assets due to a change in federal income tax regulations.

      On January 29, 2001, we sold our Australian operations. The following summary financial and other data includes results of operations from these Australian operations prior to the date of sale and also includes the gain on this sale. Results of operations for the year ended March 31, 2001 included a pretax gain of $171.7 million, or $124.2 million net of income taxes, from the sale of our Australian operations. In August 2002, we re-entered Australia by purchasing a coal mine in Queensland.

      In connection with our initial public offering in May 2001, we converted our preferred stock and our Class A common stock and Class B common stock to a single class of common stock, all on a one-for-one basis.

      Results of operations for the year ended December 31, 2003 include early debt extinguishment costs of $53.5 million pursuant to our debt refinancing in the first half of 2003. As a result of the adoption of Statement of Financial Accounting Standards No. l45 on January 1, 2003, costs related to early debt extinguishment that were previously reported as extraordinary items in the nine months ended December 31, 2001 and the year ended March 31, 2001 were reclassified as a component of income (loss) from continuing operations. In addition, results included expense relating to the cumulative effect of accounting changes, net of income taxes, of $10.1 million. This amount represents the aggregate amount of the recognition of accounting changes pursuant to the adoption of SFAS No. 143, the change in method of amortization of actuarial gains and losses related to net periodic postretirement benefit costs and the effect of the rescission of EITF No. 98-10. These accounting changes are further discussed in Note 7 to our financial statements, which are incorporated by reference into this prospectus supplement.

	Year	Year	Nine Months		Year
	Ended	Ended	Ended	Year Ended	Ended
	March 31,	March 31,	December 31,	December 31,	December 31,
	2000	2001	2001	2002	2003

	(Dollars in thousands, except per share data)
Results of Operations Data
Revenues:
Sales	$2,610,991	$2,534,964	$1,869,321	$2,630,371	$2,729,323
Other revenues	99,509	93,164	68,619	86,727	100,157

Total revenues	2,710,500	2,628,128	1,937,940	2,717,098	2,829,480
Costs and expenses	2,517,263	2,286,289	1,822,409	2,543,410	2,684,694

Operating profit	$193,237	$341,839	$115,531	$173,688	$144,786
Interest expense	205,056	197,686	88,686	102,458	98,540
Early debt extinguishment costs	—	11,025	38,628	—	53,513
Interest income	(4,421)	(8,741)	(2,155)	(7,574)	(4,086)
Income tax provision (benefit)	(141,522)	40,210	(7,193)	(40,007)	(47,708)
Minority interests	15,554	7,524	7,248	13,292	3,035

Income (loss) from continuing operations	$118,570	$94,135	$(9,683)	$105,519	$41,492
Income (loss) from discontinued operations	(90,360)	12,925	—	—	—
Cumulative effect of accounting changes	—	—	—	—	(10,144)

Net income (loss)	$28,210	$107,060	$(9,683)	$105,519	$31,348

Basic earnings (loss) per share from continuing operations			$(0.20)	$2.02	$0.78
Diluted earnings (loss) per share from continuing operations			$(0.20)	$1.96	$0.76
Basic and diluted earnings per Class A/B share from continuing operations	$3.43	$2.73
Weighted average shares outstanding:
Basic	27,586,370	27,524,626	48,746,444	52,165,735	53,409,521
Diluted	27,586,370	27,524,626	48,746,444	53,821,760	54,835,628
Dividends declared per share	—	—	$0.20	$0.40	$0.45
Other Data
Net cash provided by (used in):
Operating activities	$162,911	$111,980	$99,492	$234,804	$188,861
Investing activities	(185,384)	388,462	(172,989)	(144,078)	(192,280)
Financing activities	(105,181)	(503,337)	49,396	(58,398)	48,598
Tons sold (unaudited, in millions):
United States	179.2	181.6	146.5	197.5	201.9
Australia	11.1	10.8	—	0.4	1.3
Operating profit:
United States	$144,882	$288,462	$115,531	$170,909	$143,438
Australia	48,355	53,377	—	2,779	1,348
Depreciation, depletion and amortization:
United States	216,327	215,450	174,587	232,177	233,455
Australia	33,455	25,518	—	236	881
Adjusted EBITDA (unaudited):(1)
United States	361,209	503,912	290,118	403,094	408,053
Australia	81,810	78,895	—	3,007	2,225
Capital expenditures:
United States	150,130	151,358	194,246	208,390	155,050
Australia	28,624	35,702	—	172	1,393
Balance Sheet Data (at end of period):
Total assets	$5,826,849	$5,209,487	$5,150,902	$5,125,949	$5,280,265
Total debt	2,076,166	1,405,621	1,031,067	1,029,211	1,196,539
Total stockholders’ equity	508,426	631,238	1,035,472	1,081,138	1,132,057

(1)	We define EBITDA, a measure used by management to measure operating performance, as income from continuing operations before deducting net interest expense, income taxes, depreciation, depletion and amortization. We further adjust EBITDA to exclude early debt extinguishment costs, asset retirement obligation expense and minority interests to arrive at Adjusted EBITDA. We believe that the supplementary adjustments to EBITDA are appropriate to provide additional information to investors about our ability to meet debt service and capital expenditure requirements. We believe that the amounts shown for Adjusted EBITDA as presented in this prospectus supplement are not materially different from the amounts calculated under the definition of Consolidated Cash Flow used in the indenture for our senior notes.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be alternatives to operating income, net income or cash flows from operating activities as determined in accordance with GAAP as a measure of profitability or liquidity. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

      EBITDA and Adjusted EBITDA are calculated as follows (unaudited):

	Year	Year	Nine Months		Year
	Ended	Ended	Ended	Year Ended	Ended
	March 31,	March 31,	December 31,	December 31,	December 31,
	2000	2001	2001	2002	2003

	(in thousands)
Income (loss) from continuing operations	$118,570	$94,135	$(9,683)	$105,519	$41,492
Income tax provision (benefit)	(141,522)	40,210	(7,193)	(40,007)	(47,708)
Interest expense	205,056	197,686	88,686	102,458	98,540
Interest income	(4,421)	(8,741)	(2,155)	(7,574)	(4,086)
Depreciation, depletion and amortization	249,782	240,968	174,587	232,413	234,336

EBITDA	427,465	564,258	244,242	392,809	322,574
Early debt extinguishment costs	—	11,025	38,628	—	53,513
Asset retirement obligation expense	—	—	—	—	31,156
Minority interests	15,554	7,524	7,248	13,292	3,035

Adjusted EBITDA	$443,019	$582,807	$290,118	$406,101	$410,278

RISK FACTORS

      An investment in our common stock involves risks. You should consider carefully, in addition to the other information contained in or incorporated by reference into this prospectus supplement, the following risk factors before deciding to invest in our common stock.

The loss of, or significant reductions in, purchases by our largest customers could adversely affect our revenues.

      For the year ended December 31, 2003, we derived 26% of our total coal revenues from sales to our five largest customers. At December 31, 2003, we had 28 coal supply agreements with these customers that expire at various times from 2004 to 2012. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase coal from us under long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

      Peabody Western has a long-term coal supply agreement with the owners of the Mohave Generating Station that expires on December 31, 2005. There is a dispute with the Hopi Tribe regarding the use of groundwater in the transportation of coal by pipeline to the Mohave Generating Station. Southern California Edison (the majority owner and operator of the plant) is involved in a California Public Utility Commission proceeding related to recovery of future capital expenditures for new pollution abatement equipment for the station. Alternatively, Southern California Edison has asked for authorization from the California Public Utility Commission to spend money for the shutdown of the Mohave plant. In a July 2003 filing with the California Public Utilities Commission, the operator affirmed that the Mohave Generating Station is not forecast to return to service as a coal-fired resource until mid-2009 at the earliest. We are in active discussions to resolve the complex issues critical to the continuation of the operation of the Mohave Generating Station and the renewal of the coal supply agreement after December 31, 2005. We cannot assure you that the issues critical to the continued operation of the Mohave Generating Station will be resolved. If these issues are not resolved in a timely manner, the Mohave Generating Station will cease or be suspended on December 31, 2005. The Mohave Generating Station is the sole customer of our Black Mesa Mine, which sold 4.5 million tons of coal in 2003. If we are unable to renew the coal supply agreement with the Mohave Generating Station, our results of operations and cash flows could be reduced after 2005.

Our financial performance could be adversely affected by our substantial debt.

      Our financial performance could be affected by our substantial indebtedness. As of December 31, 2003, our total indebtedness was approximately $1,196.5 million, and we had $363.4 million of borrowings available under our revolving credit facility. As of March 9, 2004, borrowings available under our revolving credit facility were increased to a total of $900 million. Of this amount, $228.6 million was utilized for letters of credit, leaving $671.4 million of borrowings available. We may also incur additional indebtedness in the future. In particular, we intend to finance the purchase price of the RAG Acquisition with proceeds of this offering and a concurrent debt offering. Upon completion of the concurrent debt offering, our indebtedness will increase to approximately $1,446.5 million.

      The degree to which we are leveraged could have important consequences, including, but not limited to:

•	making it more difficult for us to pay interest and satisfy our debt obligations;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures, research and development or other general corporate uses;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development or other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in the coal industry; and

•	placing us at a competitive disadvantage compared to less leveraged competitors.

      In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on us. Furthermore, substantially all of our assets secure our indebtedness under our credit facility.

      If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The credit facility and the indenture governing our notes restrict our ability to sell assets and use the proceeds from the sales. We may not be able to consummate those sales or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

Our expenditures for postretirement benefit and pension obligations could be materially higher than we have predicted if our underlying assumptions prove to be incorrect.

      We provide postretirement health and life insurance benefits to eligible union and non-union employees. We calculate the total accumulated postretirement benefit obligation under Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” We had a liability of $1,034.3 million as of December 31, 2003, $72.5 million of which was a current liability. We have estimated these unfunded obligations based on assumptions described in the notes to our audited financial statements incorporated by reference in this prospectus supplement. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

      We are party to an agreement with the Pension Benefit Guaranty Corporation, or the PBGC, and TXU Europe Limited, an affiliate of our former parent corporation, under which we are required to make specified contributions to two of our defined benefit pension plans and to maintain a $37.0 million letter of credit in favor of the PBGC. If we or the PBGC give notice of an intent to terminate one or more of the covered pension plans in which liabilities are not fully funded, or if we fail to maintain the letter of credit, the PBGC may draw down on the letter of credit and use the proceeds to satisfy liabilities under the Employee Retirement Income Security Act of 1974, as amended. The PBGC, however, is required to first apply amounts received from a $110.0 million guaranty in place from TXU Europe Limited in favor of the PBGC before it draws on our letter of credit. On November 19, 2002, TXU Europe Limited was placed under the administration process in the United Kingdom (a process similar to bankruptcy proceedings in the United States). As a result of these proceedings, TXU Europe Limited may be liquidated or otherwise reorganized in such a way as to relieve it of its obligations under its guaranty.

      In addition, certain of our subsidiaries participate in two multi-employer pension funds and have an obligation to contribute to a multi-employer defined contribution benefit fund. Contributions to these funds could increase as a result of future collective bargaining with the United Mine Workers of America, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets, higher medical and drug costs or other funding deficiencies. Certain of our subsidiaries are statutorily obligated to contribute to the 1992 Fund created under the Coal Industry Retiree Health Benefit Act of 1992.

The pending acquisitions of the two Australian mines and one Colorado mine are subject to closing conditions that could prevent us from acquiring the assets on the scheduled timetable or at all.

      We entered into a share purchase agreement with RAG International to purchase two Australian coal mines on February 29, 2004. We also entered into a share purchase agreement with RAG International to purchase one Colorado coal mine on February 29, 2004. The closings of the acquisitions are conditioned on each other. Under each purchase agreement, we and RAG International may terminate the agreement if the closing under the agreement has not occurred by May 16, 2004.

      We may terminate the purchase agreement with respect to the Australian coal mines in the event that one of the Australian coal mines does not meet certain production levels in the month of March. Further, we can refuse to consummate the transactions if certain material adverse changes affect the coal mines before the closing. We have the right to waive these closing conditions. If we elect to waive either of these closing conditions and consummate the transactions, despite a failure by RAG International to meet these conditions, our business, financial condition and results of operations could be adversely affected. See “The Transactions.”

We may be unable to successfully integrate the acquired operations and realize the full cost savings we anticipate.

      The process of integrating the operations of the coal mines could cause an interruption of, or loss of momentum in, the activities of the coal mines’ business. Among the factors considered by our board of directors in approving the transactions were anticipated cost savings and synergies that could result from the transactions. We cannot give any assurance that these savings will be realized within the time periods contemplated or that they will be realized at all.

There may be unknown environmental or other risks inherent in the transactions.

      We may not be aware of all of the risks associated with the transactions. Any discovery of adverse information concerning the coal mines after the closing of the transactions could have a material adverse effect on our business, financial condition and results of operations. We may seek indemnity against RAG International only for a limited duration of time and a limited dollar amount. Following completion of the transactions, we will need to make capital expenditures that may be significant to maintain the assets we acquire and to comply with regulatory requirements, including environmental laws.

THE TRANSACTIONS

      On February 29, 2004, we signed two purchase agreements to purchase coal operations in Australia and Colorado from RAG International for $441 million in cash. The following is a brief summary of the material provisions of the agreements. This summary is qualified in its entirety by reference to the purchase agreements.

Structure and Purchase Price

      Under the Australia purchase agreement, we will acquire, through one of our subsidiaries, all of the outstanding ordinary shares and redeemable preference shares of RAG Australia Coal Pty Limited. In exchange for the shares, we agreed to pay $250 million, subject to adjustment for certain changes in shareholder’s equity between December 31, 2003 and the closing.

      Under the Colorado purchase agreement, we will acquire, through one of our subsidiaries, all of the outstanding shares of capital stock of Twentymile Coal Company, Colorado Yampa Coal Company, RAG Empire Corporation and RAG Shoshone Coal Corporation. In exchange for the shares of capital stock, we agreed to pay $191 million, subject to adjustment for certain changes in stockholder’s equity of the four companies and changes in liabilities and assets relating to employee benefits of former employees of RAG Shoshone Coal Corporation, between December 31, 2003 and the closing.

Closing and Closing Conditions

      Each party’s obligation to consummate the transactions is subject to the satisfaction of closing conditions as specified in the purchase agreement for the transaction. The Australia and Colorado transactions will close the later of April 15, 2004 and five business days after the satisfaction or waiver of these conditions. In addition to customary closing conditions, the closing of each of the Australia transaction and the Colorado transaction is contingent upon the simultaneous closing of the other transaction.

      In the case of RAG International, each transaction is contingent upon the approval of the Federal Republic of Germany and the State of North Rhineland-Westphalia. Also, the Colorado transaction is contingent upon the receipt of approval from the institutional lenders under RAG American Coal Company’s credit facility.

      In the case of our company, each transaction is contingent upon the absence of a material adverse change in the business of the companies being acquired under the purchase agreement for such transaction since December 31, 2003 and the receipt of third-party approvals identified by us in the purchase agreements. The Australia transaction is contingent upon RAG Australia Coal’s underground mine at North Goonyella being in operation in all material respects at the closing and having produced at least 187,393 tons of run-of-mine coal during March 2004.

      We expect both closings to occur in the second quarter of 2004.

Representations and Warranties; Covenants; Termination

      In the purchase agreements, RAG International makes representations, warranties and covenants to us that are customary for a seller of shares of a wholly-owned company or companies; and we make representations, warranties and covenants to RAG International that are customary for a buyer of shares of a wholly-owned company or companies.

      Among the covenants, under both purchase agreements, RAG International agreed that during the period from the date of the purchase agreements to the closing date, the business of the companies being acquired by us would be conducted only in the ordinary course of business and in compliance with all laws and permits.

      Under the Australia purchase agreement, RAG International agreed that for a period of three years from the closing date it would not engage in coal mining in Australia or interfere with the relationships that RAG Australia Coal has with its customers and suppliers. In addition, RAG International agreed that for a period of two years from the closing date it would not solicit RAG Australia Coal’s officers or key employees. Also under the Australia purchase agreement, we agreed to replace RAG International’s guarantees in respect of RAG Australia Coal’s business. The Australia purchase agreement also contemplates that RAG Australia

Coal will pay a dividend to RAG International prior to the closing and will pay in full debt owed to RAG Australia Coal’s institutional lenders. We agreed to make a loan to RAG Australia Coal immediately prior to the closing to provide RAG Australia Coal with the proceeds necessary to make these payments, which loan will result in an equivalent reduction in the purchase price for the transaction.

      Under the Colorado purchase agreement, we and RAG International agreed to elect to treat the sale of the shares of the companies as asset sales, under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. Also under the Colorado purchase agreement, for a period of one year following the closing, we agreed not to solicit any officers or key employees of RAG American Coal Holdings, Inc. or any of its subsidiaries (other than the officers or key employees of the companies that we are buying under that agreement) and RAG International and RAG American Coal Holdings, Inc. agreed not to solicit any officers or key employees of the companies we are buying under that agreement. The Colorado purchase agreement also provides for us to replace RAG International’s, or its affiliates’, guarantees and performance bonds made in respect of the businesses of the companies purchased under the agreement.

      Under each purchase agreement, we and RAG International each may terminate the agreement if the closing under the agreement has not occurred by May 16, 2004.

Indemnification

      We and RAG International have agreed to indemnify each other for losses related to inaccuracies of our respective representations and warranties and breaches of our respective agreements contained in the purchase agreements. In addition, under the Australia purchase agreement, RAG International agreed to indemnify us for losses related to the failure of RAG International to appear as the record holder of RAG Australia Coal’s shares in the record books of the company and any related stamp duties. Under the Australia purchase agreement, RAG International agreed to indemnify us for liabilities related to debt of RAG Australia Coal, except to the extent set forth on the balance sheet of RAG Australia Coal prepared for the closing.

      Under each purchase agreement, a party’s indemnification is limited to three years after the closing date for claims for inaccuracies of representations and warranties, except for matters relating to taxes or RAG International’s, or its affiliates’, ownership of the shares sold at the closing under the agreement. Under each agreement, each party’s indemnification is limited to $40 million for claims under that agreement arising out of inaccuracies of representations and warranties and breaches of covenants, except for matters relating to taxes and RAG International’s, or its affiliates’, ownership of the shares sold at the closing under the agreement and certain covenants as provided in the purchase agreement. Under each agreement, neither party is obligated to indemnify the other until that party has a total of $6 million of losses under the agreement (or $500,000 regarding any particular matter or series of related matters), except for matters relating to taxes, certain covenants or RAG International’s, or its affiliates’, ownership of the shares sold at the closing under the agreement.

USE OF PROCEEDS

      We estimate that our net proceeds from our sale of common stock in this offering, after deducting underwriting discounts and estimated expenses of the offering, will be approximately $282.2 million ($383.3 million if the underwriters exercise their overallotment option in full). We intend to use these net proceeds, together with the proceeds from our concurrent senior notes offering, to consummate the RAG Acquisition, pay related fees and expenses and for general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders. In the event that we do not consummate the RAG Acquisition, we intend to use these net proceeds for working capital and general corporate purposes, including potential investments and acquisitions.

CAPITALIZATION

      The following table sets forth our consolidated historical capitalization at December 31, 2003 on an actual basis and as adjusted to give effect to (i) the issuance of the shares of common stock offered by us hereby, (ii) the $250 million of 5 7/8% senior notes offered in our concurrent debt offering and (iii) the application of the estimated net proceeds of these offerings. The issuance of the shares of common stock and the issuance of the senior notes described in “Concurrent Transaction” are not contingent on each other. The calculations under the “Adjustments” and “Pro Forma as Adjusted” columns of the table assume the successful completion of these offerings and the application of the net proceeds as described in “Use of Proceeds.”

      You should read this table in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus supplement, “Summary Financial and Operating Data”, “Use of Proceeds,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” incorporated by reference from our Form 10-K for the year ended December 31, 2003.

	As of December 31, 2003

			(Unaudited)
		(Unaudited)	Pro Forma
	Actual	Adjustments	as Adjusted

	(Dollars in thousands)
Cash and cash equivalents	$117,502	$76,634	$194,136

Existing revolving credit facility(1)	—	—
Term loan under Senior Secured Credit Facility	446,625	—	446,625
5 7/8% Senior Notes due 2016	—	250,000	250,000
6 7/8% Senior Notes due 2013(2)	654,239	—	654,239
5% Subordinated Note	79,412	—	79,412
Other long-term debt	16,263	—	16,263

Total debt	1,196,539	250,000	1,446,539
Minority interests	1,909	—	1,909
Stockholders’ equity:
Common stock	548	65	613
Additional paid-in capital	1,009,008	282,555	1,291,563
Retained earnings	208,149	—	208,149
Unearned restricted stock awards	(358)	—	(358)
Employee stock loans	(31)	—	(31)
Accumulated other comprehensive loss	(81,572)	—	(81,572)
Treasury stock	(3,687)	—	(3,687)

Total stockholders’ equity	1,132,057	282,620	1,414,677

Total capitalization	$2,330,505	$532,620	$2,863,125

(1)	As of December 31, 2003, the revolving credit facility provided for maximum borrowings and/or letters of credit of up to $600.0 million, and was amended in March 2004 to increase the maximum borrowings and/or letters of credit to $900.0 million. As of December 31, 2003, we had no loans outstanding and letters of credit of $236.6 million outstanding under our revolving credit facility.

(2)	Includes $4.2 million for the fair value of interest rate swaps related to the 6 7/8% Senior Notes.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma combined financial statements give effect to our anticipated acquisitions and the related financings of Twentymile Coal Company, Colorado Yampa Coal Company, RAG Empire Corporation and RAG Shoshone Coal Corporation (“RAG Colorado”) and RAG Australia Coal Pty Limited (“RAG Australia”). The unaudited pro forma combined balance sheet as of December 31, 2003 is presented as if the acquisitions and the related financings had occurred on that date. The unaudited pro forma combined statement of operations for the year ended December 31, 2003 assumes that the acquisitions occurred on January 1, 2003. The acquisitions and the related financings are accounted for using the purchase method of accounting, with the purchase price allocated to the assets acquired and liabilities assumed based on estimated fair values, pending the completion of independent appraisals.

      The unaudited pro forma combined financial statements should be read in conjunction with (i) our historical audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” (ii) the historical audited financial statements of RAG Colorado and (iii) the historical audited financial statements of RAG Australia, each of which is incorporated by reference or included in this prospectus supplement.

      The unaudited pro forma combined financial statements are for informational purposes only and are not necessarily indicative of the financial position that would have been obtained or the results of operations that would have occurred if the acquisitions and the related financings had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the Notes to Pro Forma Combined Financial Statements, are based upon available information and upon assumptions that our management believes are reasonable. The actual amounts that we record based on our final assessment of fair values may differ materially from the information presented in these unaudited pro forma combined financial statements.

PEABODY ENERGY CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

	Peabody
	Energy	RAG Colorado	RAG Australia	Pro Forma		Pro Forma
	Historical	Historical	Historical	Adjustments		as Adjusted

	(Dollars in thousands, except per share data)
REVENUES
Sales	$2,729,323	$146,514	$241,473	$—		$3,117,310
Other revenues	100,157	441	2,278	—		102,876

Total revenues	2,829,480	146,955	243,751	—		3,220,186
COSTS AND EXPENSES
Operating costs and expenses	2,335,800	104,107	165,460	280	(a)	2,605,647
Depreciation, depletion and amortization	234,336	23,668	26,666	(2,109	)(b)	282,561
Asset retirement obligation expense	31,156	495	1,142	865	(c)	33,658
Selling and administrative expenses	108,525	1,956	8,438	—		118,919
Net (gain) loss on property and equipment disposals	(25,123)	(140)	90	—		(25,173)

OPERATING PROFIT	144,786	16,869	41,955	964		204,574
Interest expense	98,540	2	6,427	(6,429	)(d)	113,644
				15,104	(e)
Early debt extinguishment costs	53,513	—	—			53,513
Interest income	(4,086)	(47)	(3,367)	3,414	(d)	(4,086)

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	(3,181)	16,914	38,895	(11,125)		41,503
Income tax provision (benefit)	(47,708)	6,438	11,546	(3,843	)(f)	(33,567)
Minority interests	3,035	—	—	—		3,035

INCOME FROM CONTINUING OPERATIONS	$41,492	$10,476	$27,349	$(7,282)		$72,035

Basic earnings per share	$0.78					$1.20
Diluted earnings per share	0.76					1.17
Weighted average shares outstanding — basic	53,409,521			6,500,000		59,909,521
Weighted average shares outstanding — diluted	54,835,628			6,500,000		61,335,628
Other Data:
Adjusted EBITDA(g)	$410,278	$41,032	$69,763	$(280)		$520,793
Capital expenditures	156,443	3,623	39,532	—		199,598

PEABODY ENERGY CORPORATION

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2003

	Peabody	RAG	RAG
	Energy	Colorado	Australia	Pro Forma
	Historical	Historical	Historical	Adjustments (h)	Total

	(Dollars in thousands)
Assets
Current assets
Cash and cash equivalents	$117,502	$14	$83,725	$(7,105)	$194,136
Accounts receivable, less allowance	220,891	9,934	27,160	—	257,985
Receivables from affiliates	—	—	17,325	(17,325)	—
Materials and supplies	44,421	2,686	—	—	47,107
Coal inventory	202,072	10,911	12,385	—	225,368
Assets from coal trading activities	58,321	—	—	—	58,321
Deferred income taxes	15,749	623	8,510	(9,133)	15,749
Other current assets	23,784	2,763	20,749	(1,252)	46,044

Total current assets	682,740	26,931	169,854	(34,815)	844,710
Land and coal interests owned, net	1,711,532	26,094	—	(14,108)	1,723,518
Buildings and improvements and machinery and equipment, net	818,726	49,151	142,897	(84,011)	926,763
Leased coal interests and advance royalties, net	1,750,728	89,806	—	238,943	2,079,477
Investments and other assets	316,539	909	5,935	4,761	328,144

Total assets	$5,280,265	$192,891	$318,686	$110,770	$5,902,612

Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt	$23,049	$—	$11,259	$(11,259)	$23,049
Liabilities from coal trading activities	36,304	—	—	—	36,304
Due to RAG Coal & RAG Holding	—	10,979	—	(10,979)	—
Accounts payable and accrued expenses	572,615	12,806	36,135	—	621,556

Total current liabilities	631,968	23,785	47,394	(22,238)	680,909
Long-term debt, less current maturities	1,173,490	—	121,970	128,030	1,423,490
Deferred income taxes	434,426	26,835	11,149	(37,984)	434,426
Asset retirement obligations	384,048	6,770	2,702	5,264	398,784
Workers’ compensation obligations	209,954	—	—	3,889	213,843
Accrued postretirement benefit costs	961,811	—	—	9,000	970,811
Obligation to industry fund	44,779	—	—	—	44,779
Other noncurrent liabilities	305,823	4,250	—	8,911	318,984

Total liabilities	4,146,299	61,640	183,215	94,872	4,486,026
Minority interests	1,909	—	—	—	1,909
Stockholders’ equity	1,132,057	131,251	135,471	15,898	1,414,677

Total liabilities and stockholders’ equity	$5,280,265	$192,891	$318,686	$110,770	$5,902,612

PEABODY ENERGY CORPORATION

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

(a)	To adjust operating costs and expenses related to postretirement benefits based on the portion of the acquisition cost allocated to postretirement benefit obligations.

(b)	To adjust depreciation, depletion and amortization based on the portion of the acquisition cost allocated to long-lived assets.

(c)	To adjust asset retirement obligation expense based on the portion of the acquisition cost allocated to asset retirement obligations.

(d)	To reverse historical interest expense incurred by RAG Colorado and RAG Australia, as well as historical interest income earned by RAG Colorado and RAG Australia.

(e)	To reflect the interest expense on $250 million aggregate principal amount of new 5 7/8% senior notes offered concurrently, including the amortization of $5 million of debt issuance costs.

(f)	To record income tax expense (benefit) on the pro forma adjustments to results of operations using the statutory rates in effect in the United States and Australia.

(g)	We define Adjusted EBITDA as income from continuing operations before deducting early debt extinguishment costs, net interest expense, income taxes, minority interests, asset retirement obligation expense and depreciation, depletion and amortization. Adjusted EBITDA is not a substitute for operating income, net income and cash flow from operating activities as determined in accordance with generally accepted accounting principles as a measure of profitability or liquidity. Adjusted EBITDA is used by management to measure operating performance, and management also believes it is a useful indicator of our ability to meet debt service and capital expenditure requirements. Because Adjusted EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is calculated as follows (unaudited, dollars in thousands):

	Peabody
	Energy	RAG Colorado	RAG Australia	Pro Forma	Pro Forma
	Historical	Historical	Historical	Adjustments	as Adjusted

Income (loss) from continuing operations	$41,492	$10,476	$27,349	$(7,282)	$72,035
Income tax provision (benefit)	(47,708)	6,438	11,546	(3,843)	(33,567)
Minority interests	3,035	—	—	—	3,035
Interest expense	98,540	2	6,427	8,675	113,644
Early debt extinguishment costs	53,513	—	—	—	53,513
Interest income	(4,086)	(47)	(3,367)	3,414	(4,086)
Depreciation, depletion and amortization	234,336	23,668	26,666	(2,109)	282,561
Asset retirement obligation expense	31,156	495	1,142	865	33,658

Adjusted EBITDA	$410,278	$41,032	$69,763	$(280)	$520,793

PEABODY ENERGY CORPORATION

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(UNAUDITED) —  (Continued)

(h)	To record the purchase transaction and allocate the $441 million purchase price (and $10 million of transaction costs) to the assets acquired and the liabilities assumed based on the estimated fair values of each item as follows (dollars in thousands):

Estimated
Fair Value

Current assets	$85,350
Land and coal interests owned, net	11,986
Building and improvement and machinery and equip., net	108,037
Leased coal interests and advance royalties, net	328,749
Investments and other assets	6,605
Current liabilities	(48,941)
Asset retirement obligations	(14,736)
Workers’ compensation obligations	(3,889)
Accrued postretirement benefit costs	(9,000)
Other noncurrent liabilities	(13,161)

Total	$451,000

      Also reflected in the pro forma combined balance sheet adjustments is our issuance of $250 million aggregate principal amount of new 5 7/8% senior notes offered concurrently (excluding $5 million in debt issuance costs) and proceeds of $292.5 million from the sale of shares of our common stock (excluding $9.9 million in estimated underwriting fees).

SELLING STOCKHOLDERS

      The following table sets forth information concerning beneficial ownership of our capital stock as of March 4, 2004 by the selling stockholders and after the consummation of this offering. As of March 4, 2004, there were 55.0 million shares of our common stock outstanding.

	As of			After the Sale of the
	March 4, 2004		Shares to be	Shares in this Offering
Sold in this
Name and Address of Beneficial Owner	Shares	Percent	Offering(1)	Shares	Percent

Lehman Brothers Merchant Banking Partners II L.P. and affiliates(1) c/o Lehman Brothers Holdings Inc. 745 Seventh Avenue, 25th Floor New York, NY 10019	10,267,169	18.7%	10,267,169	—	—

(1)	An aggregate of 10,267,169 shares (before the offering) are held by Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., Lehman Brothers Capital Partners III L.P., Lehman Brothers Capital Partners IV L.P., Lehman Brothers MBG Partners 1998 (A) L.P., Lehman Brothers MBG Partners 1998 (B) L.P., Lehman Brothers MBG Partners 1998 (C) L.P. and LB I Group Inc. Affiliates of Lehman Brothers Merchant Banking Partners II L.P. have provided various services to us in the past.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following summary describes certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock by a “non-U.S. holder,” as defined below, as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. Except where noted, this summary deals only with common stock held as capital assets by a non-U.S. holder. Special rules may apply to certain non-U.S. holders, such as United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid United States federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, which we refer to as the “Code.” These non-U.S. holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus supplement, all of which may be repealed, revoked, modified or subject to differing interpretation with possible retroactive effect, so as to result in United States federal income and estate tax consequences different from those discussed below. Persons considering the ownership of our common stock should consult their own tax advisors concerning the United States federal income and estate tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

      As used in this section of the prospectus supplement, a “non-U.S. holder” of our common stock means a beneficial owner, other than an entity treated as a partnership, that is not any of the following for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding common stock should consult their tax advisors.

Dividends

      Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

      A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder,

•	in the case of a non-U.S. holder who is an individual and holds our common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

      We have not determined whether we are a “United States real property holding corporation” for United States federal income tax purposes. However, there is a significant possibility that we are or may become a “United States real property holding corporation” in the future. If we are or become a “United States real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.

Federal Estate Tax

      Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

      A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption.

      Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of our common stock within the United States or conducted through United States-related financial intermediaries unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person, or such owner otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

Number of
Underwriters	Shares

Morgan Stanley & Co. Incorporated	5,868,510
Lehman Brothers Inc.	5,868,510
Credit Suisse First Boston LLC	1,341,373
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,341,373
Bear, Stearns & Co. Inc.	1,006,030
A.G. Edwards & Sons, Inc.	503,015
Legg Mason Wood Walker, Incorporated	503,015
Stifel, Nicolaus & Company, Incorporated	335,343

Total	16,767,169

      The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and accompanying prospectus are subject to certain conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus supplement if any such shares are purchased. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.99 per share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other underwriters or to certain dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the underwriters.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 2,325,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions, if the underwriters sell more shares of common stock than the total number shown on the cover of this prospectus supplement. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

      The following table shows the per share and total public offering price, underwriting discount and commissions and proceeds, before expenses to us and the selling stockholders. The amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase 2,325,000 additional shares of our common stock

		Total

		No Exercise of	Full Exercise of
	Per Share	Option	Option

Public offering price	$45.00	$754,522,605.00	$859,147,605.00
Underwriting discount and commissions	1.52	25,486,096.88	29,020,096.88
Proceeds, before expenses, to us	43.48	282,620,000.00	383,711,000.00
Proceeds, before expenses, to the selling stockholders	43.48	446,416,508.12	446,416,508.12

      Our shares of common stock are listed on the New York Stock Exchange, or NYSE, under the symbol “BTU.”

      We have agreed that, without the prior written consent of each of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc., on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into or exercisable or exchangeable for our shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares,

whether any transactions described above is to be settled by deliver of shares of common stock or such other securities, in cash or otherwise.

      The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares of common stock to the underwriters;

•	the issuance of shares of common stock pursuant to the exercise of options outstanding on the date hereof;

•	the grant of employee stock options in the ordinary course under our stock option plan and the issuance of common stock pursuant to the exercise of such options; and the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof; or

•	the issuance of shares or options in acquisitions in which the acquirer of such shares agrees to the foregoing restrictions.

      The selling stockholders and our executive officers and directors have agreed that, without, in each case, the prior written consent of each of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc., on behalf of the underwriters, during the period ending 90 days after the date of this prospectus supplement:

•	to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into or exercisable or exchangeable for our shares of common stock; or

•	to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our shares of common stock,

whether any transaction described above is to be settled by delivery of our shares or other securities, in cash or otherwise.

      In order to facilitate this offering of the shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is “covered” if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the sources of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the shares, the underwriters may bid for, and purchase, our shares in the open market. Finally, the underwriters may reclaim selling concessions allowed to a dealer for distributing the shares in this offering, if the underwriters repurchase previously distributed shares to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares above independent market values. The underwriters are not required to engage in these activities, and may end any of these activities at any time. These transactions may be effected on the NYSE or otherwise.

      Messrs. Lentz, James and Washkowitz, and Dr. Schlesinger, each of whom is one of our directors, are also affiliated with Lehman Brothers Inc. Mr. Lentz is an Advisory Director and a consultant to, Mr. James is a consultant to, Mr. Washkowitz is a Managing Director of, and Dr. Schlesinger is a Senior Advisor and consultant to, Lehman Brothers Inc.

      The underwriters or their affiliates have performed, and expect to continue to perform, financial advisory investment banking services for us for which they have received, and will receive, customary compensation. Lehman Brothers Merchant Banking Partners II L.P. and other of its affiliates (collectively, the “Lehman Selling Stockholders”), each of which is an affiliate of Lehman Brothers Inc., are selling stockholders in this offering and, together, beneficially own more than 10% of our common stock and will receive more than 10% of the proceeds from this offering. Lehman Brothers Inc. served as the lead underwriter and Morgan Stanley & Co. Incorporated served as a co-manager in connection with the initial public offering of our common stock, and the April 2002, May 2003 and July 2003 offerings of our common stock by the Lehman Selling Stockholders and certain other selling stockholders. Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated also served as joint book-running managers in connection with our March 2003 offering of senior notes. In December 2003, Lehman Brothers Inc. served as lead underwriter in connection with our sale in a public offering of limited partnership interests in Penn Virginia Resource Partners, L.P. Morgan Stanley & Co. Incorporated served as our financial advisor in connection with the RAG Acquisition. Additionally, affiliates of the underwriters are lenders and serve in administrative roles in connection with our credit facility. Because of the relationship between the Lehman Selling Stockholders and Lehman Brothers Inc. and Lehman Brothers Inc.’s role in this offering, it is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, or NASD. Because a bona fide independent market exists for our common stock, the NASD does not require that we use a qualified independent underwriter for this offering.

      The underwriters have informed us and the selling stockholders that they will not confirm sales to discretionary accounts without the prior written approval of the customer.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

LEGAL MATTERS

      The validity of the sale of the shares of common stock to be sold in the offering will be passed upon for us by our counsel, Simpson Thacher & Bartlett LLP, New York, New York. Weil, Gotshal & Manges LLP, New York, New York, advised the underwriters in connection with this offering.

PROSPECTUS

$1,250,000,000

Peabody Energy Corporation
Debt Securities
Common Stock
Preferred Stock
Preferred Stock Purchase Rights
Warrants
Units

Subsidiary Guarantors

Guaranteed Debt Securities

Selling Stockholders

10,267,169 Shares of Common Stock

        Peabody Energy Corporation may offer and sell from time to time, in one or more series, any one of the following securities:

•	unsecured debt securities consisting of notes, debentures or other evidences of indebtedness which may be senior debt securities, senior subordinated debt securities or subordinated debt securities,

•	common stock,

•	preferred stock,

•	warrants, and

•	units,

or any combination of these securities. Peabody Energy Corporation’s debt securities may be guaranteed by substantially all of its domestic subsidiaries.

      The selling stockholders identified on page 12 may sell from time to time up to 10,267,169 shares of common stock of Peabody Energy Corporation owned by them. The common stock of Peabody Energy Corporation is traded on the New York Stock Exchange under the symbol “BTU.”

      We will provide more specific information about the terms of an offering of any of these securities in supplements to this prospectus.

      You should read this prospectus, particularly the risk factors beginning on page 4, and in any supplement carefully before investing.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 8, 2004

ABOUT THIS PROSPECTUS

      This prospectus describes the general terms of the securities to be offered hereby. A prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered will be provided to you in connection with each sale of securities offered pursuant to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of securities offered pursuant to this prospectus, you should carefully read this document with the applicable prospectus supplement. Together, these documents will give the specific terms of the offered securities. You should also read the documents we have incorporated by reference in this prospectus described below under “Incorporation of Certain Documents By Reference.”

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the information included in this prospectus and the documents we have incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to come within the safe harbor protection provided by those sections. These statements relate to future events or our future financial performance. We use words such as “anticipate,” “believe,” “expect,” “may,” “intend,” “plan,” “project,” “will” or other similar words to identify forward-looking statements.

      Without limiting the foregoing, all statements relating to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are

i

open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

      Among the factors that could cause actual results to differ materially are:

•	growth in coal and power markets;

•	coal’s market share of electricity generation;

•	the extent of the economic recovery and future economic conditions;

•	milder than normal weather;

•	railroad and other transportation performance and costs;

•	the ability to renew sales contracts upon expiration or renegotiation;

•	the ability to successfully implement operating strategies;

•	the effectiveness of our cost-cutting measures;

•	regulatory and court decisions;

•	future legislation;

•	changes in postretirement benefit and pension obligations;

•	credit, market and performance risk associated with our customers;

•	modification or termination of our long-term coal supply agreements;

•	reductions of purchases by major customers;

•	risks inherent to mining, including geologic conditions or unforeseen equipment problems;

•	terrorist attacks or threats affecting our or our customers’ operations;

•	changes in interpretation of tax law, including changes in Internal Revenue Service interpretations related to synfuel activities;

•	replacement of reserves;

•	implementation of new accounting standards;

•	inflationary trends and interest rate changes;

•	availability and costs of surety bonds and letters of credit;

•	the effects of changes in currency exchange rates;

•	the effects of interest rate changes on discounting future liabilities;

•	the effects of acquisitions or divestitures;

•	maintenance of satisfactory relations with our workforce;

•	increased contribution requirements to multi-employer benefit funds; and

•	other factors, including those discussed in “Risk Factors.”

      When considering these forward-looking statements, you should keep in mind the cautionary statements in this document and the documents incorporated by reference. We will not update these statements unless the securities laws require us to do so.

ii

SUMMARY

      This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of our securities, you should carefully read this document with the applicable prospectus supplement. Together, these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference in this prospectus described below under “Incorporation of Certain Documents by Reference.” When used in this prospectus, the terms “we,” “our,” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and/or its applicable subsidiary or subsidiaries.

The Securities We May Offer

      We may offer and sell from time to time up to an aggregate of $1,250,000,000 of any of the following securities:

•	common stock;

•	debt securities;

•	preferred stock;

•	warrants; and

•	units.

      In addition, we may offer and sell from time to time debt securities that may be guaranteed by substantially all of our domestic subsidiaries. Additionally, certain selling stockholders named herein may offer and sell from time to time up to an aggregate of 10,267,169 shares of common stock of our company owned by them. See “Selling Stockholders”. We will not receive any proceeds from the sale of common stock by the selling stockholders.

Common Stock

      We may issue shares of our common stock, par value $0.01 per share. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock. Holders of common stock are entitled to one vote per share and vote together, as one class, with the holders of our Series A Junior Participating Preferred Stock. Holders of common stock have no cumulative voting rights in the election of directors. In addition, certain selling stockholders named herein may offer and sell from time to time up to an aggregate of 10,267,169 shares of common stock of our company owned by them.

Debt Securities

      We may offer debt securities, which may be either senior, senior subordinated or subordinated, may be guaranteed by substantially all of our domestic subsidiaries, and may be convertible into shares of our common stock. We may issue debt securities either separately, or together with, upon conversion of or in exchange for other securities. The debt securities that we issue will be issued under one of two indentures among us, US Bank National Association, as trustee and, if guaranteed, the subsidiary guarantors thereto. We have summarized general features of the debt securities that we may issue under “Description of Debt Securities.” We encourage you to read the indentures, forms of which are included as exhibits to the registration statement of which this prospectus forms a part.

Preferred Stock

      We may issue shares of our preferred stock, par value $0.01 per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of preferred stock being offered.

Warrants

      We may issue warrants for the purchase of preferred stock or common stock or debt securities of our company. We may issue warrants independently or together with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

Units

      We may also issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security.

Peabody Energy Corporation

      We are the largest private sector coal company in the world. Our sales of 203.2 million tons of coal in 2003 accounted for 18.9% of all U.S. coal sales and were more than 70% greater than the sales of our closest U.S. competitor. During the period, we sold coal to approximately 270 electric generating and industrial plants, fueling the generation of more than 9.8% of all electricity in the United States and approximately 2.5% of all electricity in the world. At December 31, 2003, we had 9.2 billion tons of proven and probable coal reserves, approximately double the reserves of any other U.S. coal producer.

      As of December 31, 2003, we owned majority interests in 29 active coal operations located throughout all major U.S. coal producing regions, with 74% of our U.S. 2003 coal sales shipped from the western United States and the remaining 26% from the eastern United States. Most of our production in the western United States is low sulfur coal from the Powder River Basin, the largest and fastest-growing major U.S. coal-producing region. In the West, we own and operate mines in Arizona, Colorado, New Mexico and Wyoming. In the East, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We generated 80% of our 2003 production from non-union mines.

      During 2003, 90% of our sales were to U.S. electricity generators. The U.S. coal industry continues to fuel more electricity generation than all other energy sources combined. In 2003, coal-fueled plants generated an estimated 52% of the nation’s electricity, followed by nuclear (21%), gas-fired (15%) and hydroelectric (7%) units. We believe that competition for cost-efficient energy will strengthen the demand for coal. We also believe that U.S. and world coal consumption will continue to increase as coal-fueled generating plants utilize their existing excess capacity and as new coal-fueled plants are constructed. Coal is an attractive fuel for electricity generation because it is:

•	Abundant: Coal makes up more than 85% of fossil fuel reserves in the United States. The nation has an estimated 250-year supply of coal, based on current usage rates.

•	Low-Cost: At an average delivered price of $1.23 per million British thermal units, or Btu, in 2001, $1.26 in 2002 and $1.28 for the first nine months of 2003, coal’s cost advantage over natural gas is significant. The delivered price of natural gas averaged $4.49 per million Btu in 2001, $3.56 in 2002, and $5.53 for the first nine months of 2003, while market prices have recently ranged from $4.00 to $7.00 and reached a peak of $19.00 per million Btu in March 2003.

•	Increasingly Clean: Aggregate emissions from U.S. coal-fueled plants have declined significantly since 1970, even as coal consumption by electricity generators has more than tripled.

      Approximately 90% of our coal sales during 2003 were under long-term contracts. As of December 31, 2003, our sales backlog, including backlog subject to price reopener and/or extension provisions, approximated one billion tons. The remaining terms of our long-term contracts range from one to 18 years and have an average volume weighted remaining term of approximately 3.9 years.

      In addition to mining operations, our other energy-related businesses include marketing, brokering and trading coal, coalbed methane production, transportation-related services, third-party coal contract restructuring and the development of coal-fueled electricity generating plants.

      Our principal executive offices are located at 701 Market Street, St. Louis, Missouri 63101-1826, telephone (314) 342-3400.

RISK FACTORS

      An investment in our securities involves risks, including the risks described in this prospectus and in the other documents which are incorporated herein by reference. Additional risks, including those that relate to any particular securities that we will offer, will be included in the applicable prospectus supplement. You should consider carefully, in addition to the other information contained in or incorporated by reference into this prospectus, the risk factors before investing in any of the securities.

Risks Relating to Our Company

If a substantial portion of our long-term coal supply agreements terminate, our revenues and operating profits could suffer if we were unable to find alternate buyers willing to purchase our coal on comparable terms to those in our contracts.

      A substantial portion of our sales is made under coal supply agreements, which are important to the stability and profitability of our operations. The execution of a satisfactory coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract. For the year ended December 31, 2003, 90% of our sales volume was sold under long-term coal supply agreements. At December 31, 2003, our coal supply agreements had remaining terms ranging from one to 18 years and an average volume-weighted remaining term of approximately 3.9 years.

      Many of our coal supply agreements contain provisions that permit the parties to adjust the contract price upward or downward at specified times. We may adjust these contract prices based on inflation or deflation and/or changes in the factors affecting the cost of producing coal, such as taxes, fees, royalties and changes in the laws regulating the mining, production, sale or use of coal. In a limited number of contracts, failure of the parties to agree on a price under those provisions may allow either party to terminate the contract. We sometimes experience a reduction in coal prices in new long-term coal supply agreements replacing some of our expiring contracts. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, grindability and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. Moreover, some of these agreements permit the customer to terminate the contract if transportation costs, which our customers typically bear, increase substantially. In addition, some of these contracts allow our customers to terminate their contracts in the event of changes in regulations affecting our industry that increase the price of coal beyond specified limits.

      The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment and other provisions may increase our exposure to short-term coal price volatility provided by those contracts. If a substantial portion of our coal supply agreements were modified or terminated, we could be materially adversely affected to the extent that we are unable to find alternate buyers for our coal at the same level of profitability. Some of our coal supply agreements are for prices above current market prices. Although market prices for coal increased in most regions in 2001, market prices for coal decreased in most regions in 2002. In 2003, pricing improved for eastern coal regions and moved slightly higher for western coal regions. As a result, we cannot predict the future strength of the coal market and cannot assure you that we will be able to replace existing long-term coal supply agreements at the same prices or with similar profit margins when they expire. In addition, three of our coal supply agreements are the subject of ongoing litigation and arbitration.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

      For the year ended December 31, 2003, we derived 26% of our total coal revenues from sales to our five largest customers. At December 31, 2003, we had 28 coal supply agreements with these customers that expire at various times from 2004 to 2012. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase coal from us under long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

      Peabody Western has a long-term coal supply agreement with the owners of the Mohave Generating Station that expires on December 31, 2005. There is a dispute with the Hopi Tribe regarding the use of groundwater in the transportation of coal by pipeline to the Mohave Generating Station. Southern California Edison (the majority owner and operator of the plant) is involved in a California Public Utilities Commission proceeding related to recovery of future capital expenditures for new pollution abatement equipment for the station. Alternatively, Southern California Edison has asked for authorization to spend money for the shutdown of the Mohave plant. In a July 2003 filing with the California Public Utilities Commission, the operator affirmed that the Mohave Generating Station is not forecast to return to service as a coal-fired resource until mid-2009 at the earliest. We are in active discussions to resolve the complex issues critical to the continuation of the operation of the Mohave Generating Station and the renewal of the coal supply agreement after December 31, 2005. We cannot assure you that the issues critical to the continued operation of the Mohave Generating Station will be resolved. If these issues are not resolved in a timely manner, the Mohave Generating Station will cease or be suspended on December 31, 2005. The Mohave Generating Station is the sole customer of our Black Mesa Mine, which sold 4.5 million tons of coal in 2003. If we are unable to renew the coal supply agreement with the Mohave Generating Station, our financial condition and results of operations would be adversely affected after 2005.

Our financial performance could be adversely affected by our substantial debt.

      Our financial performance could be affected by our substantial indebtedness. As of December 31, 2003, our total indebtedness was approximately $1,196.5 million, and we had $363.4 million of borrowings available under our revolving credit facility. We may also incur additional indebtedness in the future.

      The degree to which we are leveraged could have important consequences, including, but not limited to:

•	making it more difficult for us to pay interest and satisfy our debt obligations;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures or other general corporate uses;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures or other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in the coal industry; and

•	placing us at a competitive disadvantage compared to less leveraged competitors.

      In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. Furthermore, substantially all of our assets secure our indebtedness under our credit facility.

      If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our credit facility and the indenture governing our 6 7/8% senior notes due 2013 restrict our ability to sell assets and use the proceeds from the sales. We may not be able to consummate those sales or obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

If transportation for our coal becomes unavailable or uneconomic for our customers, our ability to sell coal could suffer.

      Transportation costs represent a significant portion of the total cost of coal and, as a result, the cost of transportation is a critical factor in a customer’s purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make some of our operations less competitive than other sources of coal. Certain coal supply agreements permit the customer to terminate the contract if the cost of transportation increases by an amount ranging from 10% to 20% in any given 12-month period.

      Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to markets. While U.S. coal customers typically arrange and pay for transportation of coal from the mine to the point of use, disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to our customers and thus could adversely affect our results of operations. For example, the high volume of coal shipped from all Powder River Basin mines could create temporary congestion on the rail systems servicing that region.

Risks inherent to mining could increase the cost of operating our business.

      Our mining operations are subject to conditions beyond our control that can delay coal deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance problems, key equipment failures, variations in coal seam thickness, variations in the amount of rock and soil overlying the coal deposit, variations in rock and other natural materials and variations in geologic conditions.

The government extensively regulates our mining operations, which imposes significant costs on us, and future regulations could increase those costs or limit our ability to produce coal.

      Federal, state and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, significant legislation mandating specified benefits for retired coal miners affects our industry. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

      In addition, the United States and over 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. Although the United States has not ratified the emission targets and no comprehensive regulations focusing on U.S. greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely impact the price of and demand for coal. According to the Energy Information Administration’s Emissions of Greenhouse Gases in the United States 2002, coal accounts for 30% of greenhouse gas emissions in the United States, and efforts to control greenhouse gas emissions could result in reduced use of coal if electricity generators switch to sources of fuel with lower carbon dioxide emissions. Further developments in connection with regulations or other limits on carbon dioxide emissions could have a material adverse effect on our financial condition or results of operations.

Our expenditures for postretirement benefit and pension obligations could be materially higher than we have predicted if our underlying assumptions prove to be incorrect.

      We provide postretirement health and life insurance benefits to eligible union and non-union employees. We calculated the total accumulated postretirement benefit obligation under Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” which we estimate had a present value of $1,034.3 million as of December 31, 2003, $72.5 million of which was a current liability. We have estimated these unfunded obligations based on assumptions described in the notes to our consolidated financial statements incorporated herein by reference. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

      We are party to an agreement with the Pension Benefit Guaranty Corporation, or the PBGC, and TXU Europe Limited, an affiliate of our former parent corporation, under which we are required to make specified contributions to two of our defined benefit pension plans and to maintain a $37.0 million letter of credit in favor of the PBGC. If we or the PBGC give notice of an intent to terminate one or more of the covered pension plans in which liabilities are not fully funded, or if we fail to maintain the letter of credit, the PBGC may draw down on the letter of credit and use the proceeds to satisfy liabilities under the Employee Retirement Income Security Act of 1974, as amended. The PBGC, however, is required to first apply amounts received from a $110.0 million guaranty in place from TXU Europe Limited in favor of the PBGC before it draws on our letter of credit. On November 19, 2002 TXU Europe Limited was placed under the administration process in the United Kingdom (a process similar to bankruptcy proceedings in the United States). As a result of these proceedings, TXU Europe Limited may be liquidated or otherwise reorganized in such a way as to relieve it of its obligations under its guaranty.

      In addition, certain of our subsidiaries participate in two multi-employer pension funds and have an obligation to contribute to a multi-employer defined contribution benefit fund. Contributions to these funds could increase as a result of future collective bargaining with the United Mine Workers of America, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets, higher medical and drug costs or other funding deficiencies. Certain of our subsidiaries are statutorily obligated to contribute to the 1992 Fund under the Coal Industry Retiree Health Benefit Act of 1992.

Our future success depends upon our ability to continue acquiring and developing coal reserves that are economically recoverable.

      Our recoverable reserves decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities or acquiring properties containing economically recoverable reserves. Our current strategy includes increasing our reserve base through acquisitions of government and other leases and producing properties and continuing to use our existing properties. The federal government also leases natural gas and coalbed methane reserves in the west, including in the Powder River Basin. Some of these natural gas and coalbed methane reserves are located on, or adjacent to, some of our Powder River Basin reserves, potentially creating conflicting interests between us and lessees of those interests. Other lessees’ rights relating to these mineral interests could prevent, delay or increase the cost of developing our coal reserves. These lessees may also seek damages from us based on claims that our coal mining operations impair their interests. Additionally, the federal government limits the amount of federal land that may be leased by any company to 150,000 acres nationwide. As of December 31, 2003, we leased or had applied to lease a total of 69,402 acres from the federal government. The limit could restrict our ability to lease additional federal lands.

      Our planned development and exploration projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing additional mines. Most of our mining operations are conducted on properties owned or leased by us. Because title to most of our leased properties and mineral rights are not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially adversely affected if defects in title or boundaries exist. In addition, in order to develop our reserves, we must receive various governmental permits. We cannot predict whether we will continue to receive the permits necessary for us to operate profitably in the future. We may not be able to negotiate new leases from the government or from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interest in properties on which mining operations are not commenced during the term of the lease. From time to time, we have experienced litigation with lessors of our coal properties and with royalty holders.

If the coal industry experiences overcapacity in the future, our profitability could be impaired.

      During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower coal prices. Similarly, an increase in future coal prices could encourage the development of expanded capacity by new or existing coal producers. Any overcapacity could reduce coal prices in the future.

Our financial condition could be negatively affected if we fail to maintain satisfactory labor relations.

      As of December 31, 2003, the United Mine Workers of America represented approximately 30% of our employees, who generated 18% of our production during 2003. An additional 5% of our employees are represented by labor unions other than the United Mine Workers of America. These employees produced 2% of our coal sales volume during 2003. Because of the higher labor costs and the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our non-unionized competitors may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current non-union operations were to become unionized, we could incur an increased risk of work stoppages, reduced productivity and higher labor costs. The 10-month United Mine Workers of America strike in 1993 had a material adverse effect on us. Two of our subsidiaries, Peabody Coal Company and Eastern Associated Coal Corp., operate under a union contract that is in effect through December 31, 2006. Peabody Western Coal Company operates under a union contract that is in effect through September 1, 2005.

Our operations could be adversely affected if we fail to maintain required surety bonds.

      Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation, to secure coal lease obligations and to satisfy other miscellaneous obligations. As of December 31, 2003, we had outstanding surety bonds with third parties for post-mining reclamation totaling $499.6 million. Furthermore, we had an additional $178.9 million of surety bonds in place for workers’ compensation and retiree healthcare obligations and $66.0 million of surety bonds securing coal leases. These bonds are typically renewable on a yearly basis. It has become increasingly difficult for us to secure new surety bonds or renew bonds without the posting of partial collateral. In addition, surety bond costs have increased while the market terms of surety bonds have generally become less favorable to us. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral upon those renewals. Our failure to maintain, or inability to acquire, surety bonds that are required by state and federal law would have a material adverse effect on us. That failure could result from a variety of factors including the following:

•	lack of availability, higher expense or unfavorable market terms of new surety bonds;

•	restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of our indenture or credit facility; and

•	the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

Lehman Brothers Merchant Banking Partners II L.P. and affiliates could have significant influence on all stockholder votes.

      Prior to the offering of any of the shares of common stock offered in this prospectus, Lehman Brothers Merchant Banking Partners II L.P. and its affiliates (“Merchant Banking Fund”) beneficially owned approximately 18.7% of our common stock. As a result, Merchant Banking Fund will be able to influence the election of our directors and our corporate and management policies and actions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. We have retained affiliates of Merchant Banking Fund to perform advisory and financing services for us in the past, and may continue to do so in the future, so long as our Audit Committee approves in advance all services provided by Lehman Brothers Inc.

Our ability to operate our company effectively could be impaired if we lose key personnel.

      We manage our business with a number of key personnel, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. We do not have “key person” life insurance to cover our executive officers. Failure to retain or attract key personnel could have a material adverse effect on us.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

      Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

      Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties. These new power plant owners may have credit ratings that are below investment grade. In addition, the creditworthiness of certain of our customers and trading counterparties has deteriorated due to lower than anticipated demand for energy and lower volume and volatility in the traded energy markets in 2002. If deterioration of the creditworthiness of other electric power generator customers or trading counterparties continues, our $140.0 million accounts receivable securitization program and our business could be adversely affected.

Our certificate of incorporation and by-laws include provisions that may discourage a takeover attempt.

      Provisions contained in our certificate of incorporation and by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our by-laws and certificate of incorporation impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. For example, a change of control of our company may be delayed or deterred as a result of the stockholders’ rights plan adopted by our board of directors. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges presented below should be read together with the financial statements and the notes accompanying them and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this prospectus. For purposes of the computation of the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest component of lease rental expense. A ratio of combined fixed charges and preferred stock dividends to earnings will be included as necessary in the applicable prospectus supplement if we issue and sell preferred stock thereunder.

Nine Months
	Year Ended	Year Ended	Ended	Year Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,	December 30,
	2000	2001	2001	2002	2003

Ratio of Earnings to Fixed Charges (unaudited)(1)	0.97x	1.63x	1.23x	1.50x	0.98x

(1)	Earnings were insufficient to cover fixed charges by $7.4 million for the year ended March 31, 2000 and $3.2 million for the year ended December 31, 2003. Excluding $53.5 million of early debt extinguishment costs incurred for the year ended December 31, 2003, the ratio of earnings to fixed charges would have been 1.34x during this period.

USE OF PROCEEDS

      Unless otherwise indicated in the prospectus supplement, we will use all or a portion of the net proceeds from the sale of our securities offered by this prospectus and the prospectus supplement for general corporate purposes. General corporate purposes may include repayment of other debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term or revolving debt until they are used for their stated purpose.

DIVIDEND POLICY

      We currently declare and pay quarterly dividends of $0.125 per share. The declaration and payment of dividends and the amount of dividends will depend on our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by our debt instruments and other factors deemed relevant by our board of directors. Our senior credit facility, as amended, allows us to pay dividends of up to $50.0 million plus 25% of net income each year. The indenture governing our 6 7/8% senior notes due 2013 permits us to pay dividends of up to the greater of $35.0 million per calendar year, or additional amounts based on, among other things, the sum of 50% of our cumulative defined net income since July 1, 1998 and 100% of the proceeds from the sale of equity interests in our company since July 1, 1998. However, our board of directors will determine the actual amount of any dividends.

SELLING STOCKHOLDERS

      The following table sets forth information concerning ownership of our capital stock as of March 4, 2004 by the selling stockholders. As of March 4, 2004, there were 55.0 million shares of our common stock outstanding.

Number of Shares
to be Beneficially
Owned After the Sale
			Maximum	of the Maximum
	As of March 4, 2004		Number of	Number of Shares
Shares to be
Name and Address of Beneficial Owner	Shares(1)	Percent	Sold	Shares(1)	Percent

Lehman Brother Merchant Banking Partners II L.P. and affiliates(2) c/o Lehman Brothers Holdings Inc 745 Seventh Avenue, 25th Floor, New York, NY 10019	10,267,169	18.7%	10,267,169	—	0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

(2)	An aggregate of 10,267,169 shares (before any offering under this prospectus) are held by Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., Lehman Brothers Capital Partners III L.P., Lehman Brothers IV L.P., Lehman Brothers MBG Partners 1998 (A) L.P., Lehman Brothers MBG Partners 1998 (B) L.P., Lehman Brothers MBG Partners 1998 (C) L.P. and LB I Group Inc. Affiliates of Lehman Brothers Merchant Banking Partners II L.P. have provided various services to us in the past.

DESCRIPTION OF DEBT SECURITIES

      The following description of the terms of the debt securities summarizes certain general terms that will apply to the debt securities offered by us. The description is not complete, and we refer you to the indentures, forms of which are included as exhibits to the registration statement of which this prospectus is a part. In addition, the terms described below may be amended, supplemented or otherwise modified pursuant to one or more supplemental indentures. Any such amendments, supplements or modifications will be set forth in the applicable prospectus supplement. Capitalized items have the meanings assigned to them in the indentures. The referenced sections of the indentures and the definitions of capitalized terms are incorporated by reference in the following summary.

      The debt securities that we may issue will be senior, senior subordinated or subordinated debt, may be guaranteed by substantially all of our domestic subsidiaries, and may be convertible into shares of our common stock.

      The senior, senior subordinated or subordinated debt securities that we may issue will be issued under separate indentures among us, US Bank National Association, as trustee and, if guaranteed, the subsidiary guarantors thereto. Senior debt securities will be issued under a “Senior Indenture,” senior subordinated debt securities and subordinated debt securities will be issued under a “Subordinated Indenture.” Collectively, we refer to the Senior Indenture and the Subordinated Indenture as the “Indentures.” For purposes of the summary set forth below, “obligor” refers to Peabody Energy Corporation. This summary of the Indentures is qualified by reference to the Indentures. You should refer to the Indentures in addition to reading this summary. The summary is not complete and is subject to the specific terms of the Indentures.

General

      Under the Indentures, we will be able to issue from time to time, in one or more series, an unlimited amount of debt securities. Each time that we issue a new series of debt securities, the supplement to the prospectus relating to that new series will specify the terms of those debt securities, including:

•	designation, amount and denominations;

•	percentage of principal amount at which the debt securities will be issued;

•	maturity date;

•	interest rate and payment dates;

•	terms and conditions of exchanging or converting debt securities for other securities;

•	the currency or currencies in which the debt securities may be issued;

•	redemption terms;

•	whether the debt securities will be guaranteed by our subsidiaries;

•	whether the debt securities and/or any guarantees will be senior, senior subordinated or subordinated; and

•	any other specific terms of the debt securities, including any deleted, modified or additional events of default or remedies or additional covenants provided with respect to the debt securities, and any terms that may be required by or advisable under applicable laws or regulations.

      Unless otherwise specified in any prospectus supplement, the debt securities will be issuable in registered form without coupons and in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any transfer or exchange of any debt securities, but the issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

      Debt securities may bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special U.S. federal income tax considerations applicable to discounted debt securities or to some debt securities issued at par that are treated as having been issued at a discount for U.S. federal income tax purposes will be described in the applicable prospectus supplement.

      In determining whether the holders of the requisite aggregate principal amount of outstanding debt securities of any series have given any request, demand, authorization, direction, notice, consent or waiver under the Indentures, the principal amount of any series of debt securities originally issued at a discount from their stated principal amount that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of the determination upon a declaration of acceleration of the maturity thereof.

      Payments relating to the debt securities generally will be paid by us, at US Bank National Association’s corporate trust office. However, we may elect to pay interest by mailing checks directly to the registered holders of the debt securities. You can transfer your debt securities at US Bank National Association’s corporate trust office.

Ranking

      Unless otherwise described in the prospectus supplement for any series, the debt securities that we issue will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

      We conduct a material amount of our operations through our subsidiaries. Our right to participate as a shareholder in any distribution of assets of any of our subsidiaries (and thus the ability of holders of the debt securities that we issue to benefit as creditors of Peabody Energy Corporation from such distribution) is junior to creditors of that subsidiary. As a result, claims of holders of the debt securities that we issue will generally have a junior position to claims of creditors of our subsidiaries, except to the extent that we may be recognized as a creditor of those subsidiaries or those subsidiaries guarantee the debt securities.

Reopening of Issue

      We may, from time to time, reopen an issue of debt securities without the consent of the holders of the debt securities and issue additional debt securities with the same terms (including maturity and interest payment terms) as debt securities issued on an earlier date. After such additional debt securities are issued they will be fungible with the previously issued debt securities to the extent specified in the applicable prospectus supplement.

Debt Guarantees

      Our debt securities may be guaranteed by substantially all of our domestic subsidiaries, the “subsidiary guarantors.” If debt securities are guaranteed by subsidiary guarantors, that guarantee will be set forth in the applicable Indenture or a supplemental indenture.

      Payments with respect to subsidiary guarantees of our senior subordinated debt securities and subordinated debt securities will be subordinated in right of payment to the prior payment in full of all senior indebtedness of each such subsidiary guarantor to the same extent and manner that payments with respect to our senior subordinated debt securities and subordinated debt securities are subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

Merger and Consolidation

      Unless otherwise described in the prospectus supplement of any series, we may, under the applicable Indenture, without the consent of the holders of debt securities, consolidate with, merge with or into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving corporation assumes all of our obligations under the applicable Indenture;

•	at the time of such transaction, no event of default, and no event that, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.

Modification

      Generally, our rights and obligations and the holders’ rights may be modified with the consent of holders of a majority of the outstanding debt securities of each series affected by such modification. However, unless otherwise described in the prospectus supplement of any series, no modification or amendment may occur without the consent of the affected holder of a debt security if that modification or amendment would do any of the following:

•	change the stated maturity date of the principal of, or any installment of interest on, any of the holder’s debt securities;

•	reduce the principal amount of, or the interest (or premium, if any) on, the debt security (including, in the case of a discounted debt security, the amount payable upon acceleration of maturity or provable in bankruptcy);

•	change the currency of payment of the debt security;

•	impair the right to institute suit for the enforcement of any payment on the debt security or adversely affect the right of repayment, if any, at the option of the holder;

•	reduce the percentage of holders of debt securities necessary to modify or amend the applicable Indenture or to waive any past default;

•	release a guarantor from its obligations under its guarantee, other than in accordance with the terms thereof; or

•	modify our obligations to maintain an office or agency in New York City;

A modification that changes a covenant or provision expressly included solely for the benefit of holders of one or more particular series will not affect the rights of holders of debt securities of any other series.

      Each Indenture provides that the obligor and US Bank National Association, as trustee, may make modifications without the consent of the debt security holders in order to do the following:

•	evidence the assumption by a successor entity of the obligations of the obligor under the applicable Indenture;

•	convey security for the debt securities to US Bank National Association;

•	add covenants, restrictions or conditions for the protection of the debt security holders;

•	provide for the issuance of debt securities in coupon or fully registered form;

•	establish the form or terms of debt securities of any series;

•	cure any ambiguity or correct any defect in an Indenture that does not adversely affect the interests of a holder;

•	evidence the appointment of a successor trustee or more than one trustee;

•	surrender any right or power conferred upon us;

•	comply with the requirements of the SEC in order to maintain the qualification of the applicable Indenture under the Trust Indenture Act of 1939, as amended;

•	add or modifying any other provisions with respect to matters or questions arising under an Indenture that we and US Bank National Association may deem necessary or desirable and that will not adversely affect the interests of holders of debt securities;

•	modify the existing covenants and events of default solely in respect of, or add new covenants or events of default that apply solely to, debt securities not yet issued and outstanding; or

•	to provide for guarantees of the debt securities and to specify the ranking of the obligations of the guarantors under their respective guarantees.

Events of Default

      Under the Indentures, an event of default means, unless otherwise described in the prospectus supplement of any series, any one of the following:

•	failure to pay interest on a debt security for 30 days;

•	failure to pay principal and premium, if any, when due;

•	failure to pay or satisfy a sinking fund installment when due;

•	failure by Peabody Energy Corporation or by a guarantor of the debt securities to perform any other covenant in the applicable Indenture that continues for 60 days after receipt of notice;

•	certain events in bankruptcy, insolvency or reorganization; or

•	a guarantee being held in any judicial proceeding to be unenforceable or invalid.

      An event of default relating to one series of debt securities does not necessarily constitute an event of default with respect to any other series issued under the applicable Indenture. If an event of default exists with respect to a series of debt securities, US Bank National Association or the holders of at least 25% of the then-outstanding debt securities of that series may declare the principal of that series due and payable.

      Any event of default with respect to a particular series of debt securities may be waived by the holders of a majority of the then-outstanding debt securities of that series, except for a failure to pay principal premium or interest on the debt security.

      US Bank National Association may withhold notice to the holder of the debt securities of any default (except in payment of principal, premium, interest or sinking fund payment) if US Bank National Association thinks that withholding such notice is in the interest of the holders.

      Subject to the specific duties that arise under the applicable Indenture if an event of default exists, US Bank National Association is not obligated to exercise any of its rights or powers under the applicable Indenture at the request of the holders of the debt securities unless they provide reasonable indemnity satisfactory to it. Generally, the holders of a majority of the then-outstanding debt securities can direct the proceeding for a remedy available to US Bank National Association or for exercising any power conferred on US Bank National Association as the trustee.

Trustee’s Relationship

      US Bank National Association or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of its business. The Indentures provide that we will indemnify US Bank National Association against any and all loss, liability, claim, damage or expense incurred that arises from the trust created by the applicable Indenture unless the loss, liability, claim, damage or expense results from US Bank National Association’s negligence or willful misconduct.

Global Securities

      We may issue some of the debt securities as global securities that will be deposited with a depository identified in a prospectus supplement. Global securities may be issued in registered form and may be either temporary or permanent. A prospectus supplement will contain additional information about depository arrangements.

      Registered global securities will be registered in the depository’s name or in the name of its nominee. When we issue a global security, the depository will credit that amount of debt securities to the investors that have accounts with the depository or its nominee. The underwriters or the debt security holder’s agent will designate the accounts to be credited, unless the debt securities are offered and sold directly by us, in which case, we will designate the appropriate account to be credited.

      Investors who have accounts with a depository, and people who have an interest in those institutions, are the beneficial owners of global securities held by that particular depository.

      We will not maintain records regarding ownership or the transfer of global securities held by a depository or to nominee. If you are the beneficial owner of global securities held by a depository, you must get information directly from the depository.

      As long as a depository is the registered owner of a global security, that depository will be considered the sole owner of the debt securities represented by that global security. Except as set forth below, beneficial owners of global securities held by a depository will not be entitled to:

•	register the represented debt securities in their names;

•	receive physical delivery of the debt securities; or

•	be considered the owners or holders of the global security under the applicable Indenture.

      Payments on debt securities registered in the name of a depository or its nominee will be made to the depositary or its nominee.

      When a depository receives a payment, it must immediately credit the accounts in amounts proportionate to the account holders’ interests in the global security. The beneficial owners of a global security should, and are expected to, establish standing instructions and customary practices with their investors that have an account with the depository, so that payments can be made with regard to securities beneficially held for them, much like securities held for the accounts of customers in bearer form or registered in “street name.”

      A global security can only be transferred in whole by the depository to a nominee of such depository or to another nominee of a depository. If a depository is unwilling or unable to continue as a depository and we do not appoint a successor depository within ninety days, we will issue certificated debt securities in exchange for all of the global securities held by that depository. In addition, we may eliminate all global securities at any time and issue certificated debt securities in exchange for them. Further, we may allow a depository to surrender a global security in exchange for certificated debt securities on any terms that are acceptable to us and the depository. Finally, an interest in the global security is exchangeable for a certificated debt security if an event of default has occurred as described above under “Events of Default.”

      If any of these events occur, we will execute, and US Bank National Association will authenticate and deliver to the beneficial owners of the global security in question, a new registered security in an amount equal to and in exchange for that person’s beneficial interest in the exchange global security. The depository will receive a new global security in an amount equal to the difference, if any, between the amount of the surrendered global security and the amount of debt securities delivered to the beneficial owners. Debt securities issued in exchange for global securities will be registered in the same names and in the same denominations as indicated by the depository’s records and in accordance with the instructions from its direct and indirect participants.

      The laws of certain jurisdictions require some people who purchase securities to actually take physical possession of those securities. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a global security.

Conversion Rights

      The terms and conditions, if any, upon which the debt securities are convertible into shares of our common stock will be set forth in the prospectus supplement relating thereto. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the Holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of those debt securities.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of (1) 150 million shares of common stock, par value $0.01 per share, of which 55.0 million shares were outstanding on March 4, 2004, (2) 10 million shares of preferred stock, par value $0.01 per share, of which no shares are issued or outstanding, (3) 40 million shares of series common stock, par value $0.01 per share, of which no shares are issued or outstanding and (4) 1.5 million shares of Series A Junior Participating Preferred Stock of which no shares are issued or outstanding. As of February 10, 2004, there were 114 holders of our common stock. The following description of our capital stock and related matters is qualified in its entirety by reference to our certificate of incorporation and by-laws.

      The following summary describes elements of our certificate of incorporation and by-laws.

Common Stock

      Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of our Series A Junior Participating Preferred Stock. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock, as described below. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.

Series A Junior Participating Preferred Stock

      Holders of shares of Series A Junior Participating Preferred Stock are entitled to receive quarterly dividend payments equal to the greater of $1.00 per share or 100 times the per share dividend declared on our common stock. Holders of Series A preferred stock are entitled to 100 votes per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of common stock. Upon liquidation, dissolution or winding up, holders of our Series A preferred stock are entitled to a liquidation preference of $100 per share plus all accrued and unpaid dividends and distributions on the Series A preferred stock or 100 times the amount to be distributed per share on our common stock, whichever is greater. Liquidation distributions will be made ratably with all shares ranking on parity with the Series A preferred stock. In the event of any merger, consolidation, combination or other transaction in which shares of our common stock are exchanged for other securities, cash or property, each share of the Series A preferred stock will be exchanged for 100 times the amount received per share on our common stock. Each of these rights of our Series A preferred stock is protected by customary anti-dilution provisions. The Series A preferred stock is not redeemable and it will rank junior to any other series of our preferred stock with respect to the payment of dividends and the distribution of assets.

Preferred Stock and Series Common Stock

      Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock or series common stock. With respect to any series of preferred stock or series common stock, our board of directors is authorized to determine the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock or series common stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

      Unless required by law or by any stock exchange, the authorized shares of preferred stock and series common stock, as well as shares of common stock, are available for issuance without further action by you.

      Although we have no intention at the present time of doing so, we could issue a series of preferred stock or series common stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock or series common stock based on our judgment as to the best interests of the company and our stockholders. We, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock.

Authorized but Unissued Capital Stock

      Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

      One of the effects of the existence of unissued and unreserved common stock, preferred stock or series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

Delaware Law

      Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested shareholder” is a person who together with that person’s affiliates and associates owns, or within the previous three years did own, 15% or more of our voting stock.

      Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Certificate of Incorporation; By-laws

      Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

      Classified Board. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in our by-laws. Our certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock and unless the board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

      Removal of Directors. Under Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, our certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

      Stockholder Action. Our certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by our board of directors. Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.

      Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our board of directors, the chairman of the board, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

      Amendment. Our certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of our directors and the removal of directors. Our certificate of incorporation further provides that our by-laws may be amended by our board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

Rights Agreement

      On July 23, 2002, our board of directors adopted a preferred share purchase rights plan. In connection with the rights plan, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The rights dividend was paid on August 12, 2002 to the stockholders of record on that date.

      Purchase Price. Each right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, or preferred shares, par value $0.01 per share, at a price of $110 per one one-hundredth of a preferred share, subject to adjustment.

      Flip-In. In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right.

      Flip-Over. If we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

      None of Lehman Brothers Holdings Inc., a Delaware corporation, Lehman Brothers Inc., a Delaware corporation, LB I Group Inc., a Delaware corporation, Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation, Lehman Brothers Offshore Partners II Ltd, a Bermuda company, Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership, Lehman Brothers Offshore Investment Partners II L.P., a Bermuda exempted limited partnership, Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership, Lehman Brothers Capital Partners IV, L.P., a Delaware limited partnership, Lehman Brothers MBG partners 1998 (A) L.P., a Delaware limited partnership, Lehman Brothers MBG partners 1998 (B) L.P., a Delaware limited partnership, and Lehman Brothers MBG partners 1998 (C) L.P., a Delaware limited partnership, shall be deemed to be an acquiring person, as long as the Lehman parties and their affiliates in the aggregate beneficially own no more than the greater of (1) 15% or more of our common stock then outstanding and (2) 21,284,994 shares of our common stock less the sum of all of our common stock disposed of by the Lehman parties to non-affiliates after July 24, 2002.

      Distribution Date. The distribution date is the earlier of:

(1) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock; or

(2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons acquires beneficial ownership of 15% or more of our outstanding common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

      Transfer and Detachment. Until the distribution date, the rights will be evidenced either by book entry in our direct registration system or, with respect to any of our common stock certificates outstanding as of August 12, 2002, by such common stock certificate with a copy of the Summary of Rights attached thereto. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common stock, and transfer of those shares will also constitute transfer of the rights.

      As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and the separate certificates evidencing the rights alone will thereafter evidence the rights.

      Exercisability. The rights are not exercisable until the distribution date. The rights will expire at the earliest of (1) August 11, 2012, unless that date is extended, (2) the time at which we redeem the rights, as described below, or (3) the time at which we exchange the rights, as described below.

      Adjustments. The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the preferred shares. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of our common stock. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional preferred shares will be issued (other than fractions which are integral multiples of one one-hundredth of a preferred share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

      Preferred Shares. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

      The value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares’ dividend, liquidation and voting rights, approximate the value of one share of our common stock.

      Exchange. At any time after any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, and prior to the acquisition by such person or group of beneficial ownership of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one one-hundredth of a preferred share (subject to adjustment).

      Redemption. At any time prior to any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

      Amendments. The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than the greater of (1) the sum of .001% and the largest percentage of our outstanding common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that from and after such time as any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, no such amendment may adversely affect the interests of the holders of the rights.

      Rights and Holders. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

      Anti-takeover Effects. The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock.

Registrar and Transfer Agent

      The registrar and transfer agent for the common stock is EquiServe Trust Company, N.A.

Listing

      The common stock is listed on the New York Stock Exchange under the symbol “BTU.”

DESCRIPTION OF WARRANTS

      The following description of the warrant agreements summarizes certain general terms that will apply to the warrants that we may offer. The description is not complete, and we refer you to the warrant agreements, which will be filed with the SEC promptly after the offering of any warrants and will be available as described under the heading “Incorporation of Certain Documents by Reference” in this prospectus.

      We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or as part of a unit with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

      The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering, including a description of any other securities sold together with the warrants. These terms will include some or all of the following:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies, including composite currencies, in which the prices of the warrants may be payable;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities or rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted; the exercise price of the warrants and the currency or currencies, including composite currencies, in which such price is payable;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued as a unit;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange, exercise or redemption of the warrants.

      Warrants issued for securities other than our debt securities, common stock or preferred stock will not be exercisable until at least one year from the date of sale of the warrant.

DESCRIPTION OF UNITS

      The following descriptions of the units and any applicable underlying security or pledge or depository arrangements summarizes certain general terms that will apply to the applicable agreements. These descriptions do not restate those agreements in their entirety. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units. We will make copies of the relevant agreements available as described under the heading “Incorporation of Certain Documents by Reference” in this prospectus.

      As specified in the applicable prospectus supplement, we may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	whether the units will be issued in fully registered or global form.

DESCRIPTION OF OTHER INDEBTEDNESS

      The following are summaries of the material terms and conditions of our principal indebtedness.

Credit Facility

      Our credit facility provides for a $900.0 million revolving credit facility and a $500.0 million term loan B facility. The revolving credit facility includes capacity available for borrowing, for letters of credit and for same-day swingline loan borrowings. The revolving credit facility commitment is scheduled to terminate in March 2008. The term loan B facility is scheduled to mature in March 2010.

      All borrowings under the credit facility bear interest, at our option, at either: (A) an “alternate base rate” equal to, for any day, the higher of: (a) 0.50% per year above the overnight federal funds effective rate, as published by the Board of Governors of the Federal Reserve System, as in effect from time to time; and (b) the annual rate of interest in effect for that day as publicly announced by the administrative agent as its “base rate” plus a rate, dependent on the ratio of our debt as compared to our cash flow, (1) in the case of the revolving credit loans and the swingline loans, ranging from 1.50% to 0.50% per year or (2) in the case of the term loan B facility, ranging from 1.50% to 1.25% per year or (B) a “LIBOR rate” equal to the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for the relevant interest period (which will be one, two, three, six or, subject to availability, nine or 12 months, as selected by us) are offered in the interbank eurodollar market, as determined by the administrative agent, plus a rate, dependent on the ratio of our debt as compared to our cash flow, (1) in the case of the revolving credit loans, ranging from 2.50% to 1.50% per year or (2) in the case of the term loan, ranging from 2.50% to 2.25% per year.

      We pay a usage-dependent commitment fee on the available unused commitment under the revolving credit facility. The fee equals (a) 0.25% per year, in the event that the usage of the revolving credit facility is at least 66.67%, (b) 0.375% per year, in the event that the usage of the revolving credit facility is at least 33.33% but less than 66.67%, and (c) 0.50% per year, in the event that the usage of the revolving credit facility is less then 33.33%. For purposes of calculating the commitment fee, swingline loans are not be considered usage of the revolving credit facility. The fee accrues quarterly and is payable within 15 days after the end of each calendar quarter.

      We also pay a letter of credit fee calculated at a rate, dependent on the ratio of our debt as compared to our cash flow, ranging from 2.50% to 1.50% per year of the face amount of each letter of credit and a fronting fee equal to the greater of $150 and 0.125% per year of the face amount of each letter of credit. These fees are payable quarterly in arrears within 15 days after the end of each calendar quarter. In addition, we are paying customary transaction charges in connection with any letters of credit.

      The rates that depend on the ratio of our debt as compared to our cash flow range from the high rate specified if the ratio is greater than or equal to 3.75 to 1.0 to the low rate specified if the ratio is less than 2.25 to 1.0.

      The term loan B facility amortizes as follows:

Year	Scheduled Repayment of Term Loans

2003	$3,375,000
2004	4,500,000
2005	4,500,000
2006	4,500,000
2007	4,500,000
2008	4,500,000
2009	318,375,000
Termination Date	105,750,000

      Borrowings under our credit facility are subject to mandatory prepayment (1) with 100% of the net proceeds received by us from the issuance of debt securities, excluding the notes offered hereby and certain other indebtedness, (2) with 100% of the net proceeds received from our sale of or disposition of certain of our assets and (3) on an annual basis with (A) 50% of our excess cash flow, if the ratio of our debt to cash flow is greater than or equal to 3.0 to 1.0 or (B) 25% of our excess cash flow, if the ratio is greater than or equal to 2.0 to 1.0 and less than 3.0 to 1.0.

      Our obligations under the credit facility are secured by a lien on certain of our and our direct and indirect domestic restricted subsidiaries’ tangible and intangible assets, including: (1) a pledge by us and our direct and indirect domestic restricted subsidiaries of all of the capital stock (or other ownership interests) of our respective domestic restricted subsidiaries and 65% of the capital stock of our first-tier foreign restricted subsidiaries, (2) certain of our and our direct and indirect domestic restricted subsidiaries’ coal reserves, mineral rights, leasehold interests and other real property and all related as-extracted collateral, (3) certain coal supply agreements and other material contracts to which we or certain of our direct or indirect domestic restricted subsidiaries are a party and (4) substantially all of our personal property and the personal property of certain of our direct and indirect subsidiaries. In addition, indebtedness under the credit facility is guaranteed by our restricted subsidiaries.

      The credit facility agreement imposes certain restrictions on us, including restrictions on our ability to: incur debt; grant liens; enter into agreements with negative pledge clauses; provide guarantees in respect of obligations of any other person; pay dividends; make loans, investments, advances and acquisitions; sell our assets; make redemptions and repurchases of capital stock; make capital expenditures; prepay, redeem or repurchase debt; liquidate or dissolve; engage in mergers or consolidations; engage in affiliate transactions; change our business; change our fiscal year; amend certain debt and other material agreements; issue and sell capital stock of subsidiaries; engage in sale and leaseback transactions; and restrict distributions from subsidiaries. In addition, the credit facility provides that we must meet or exceed certain interest coverage ratios and must not exceed certain leverage ratios. The credit facility also includes customary events of default.

6 7/8% Senior Notes due 2013

      We have outstanding $650.0 million aggregate principal amount in senior notes, which bear interest at 6 7/8% and are due in March 2013. Interest on the notes is payable each March 15 and September 15. The notes, which are unsecured, are guaranteed by our “restricted subsidiaries” as defined in the indenture governing the senior notes. The indenture contains covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make other restricted payments and investments, create liens, sell assets and merge or consolidate with other entities. The notes are redeemable prior to March 15, 2008 at a redemption price equal to 100% of the principal amount plus a make-whole premium (as defined in the indenture) and on or after March 15, 2008 at fixed redemption prices as set forth in the indenture.

5.0% Subordinated Note

      The 5.0% subordinated note, which had an original face value of $400.0 million and has a current face value of $90.0 million, is recorded net of discount at an imputed annual interest rate of approximately 12.0%, resulting in a long-term debt carrying amount of $79.4 million as of December 31, 2003. Interest and principal are payable each March 1 and scheduled principal payments of $10.0 million per year are due from 2004 through 2006, with any unpaid amounts due March 1, 2007. The note is a subordinated and unsecured obligation of our subsidiary, Peabody Holding Company, Inc. The terms of the note permit the merger, consolidation or the sale of assets of Peabody Holding Company, Inc., as long as the successor corporation following the merger or consolidation (if Peabody Holding Company, Inc. does not survive) expressly assumes payment of principal and interest on and performance of the covenants and conditions of the note.

Surety Bonds

      Federal and state laws require surety bonds to secure our obligations to reclaim lands disturbed for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. The amount of these bonds varies constantly, depending upon the amount of acreage disturbed and the degree to which each property has been reclaimed. Under federal law, partial bond release is provided as mined lands (1) are backfilled and graded to approximate original contour, (2) are re-vegetated and (3) achieve pre-mining vegetative productivity levels on a sustained basis for a period of five to 10 years.

      As of December 31, 2003, we had outstanding surety bonds with third parties for post-mining reclamation totaling $499.6 million, with an additional $428.8 million in self-bonding obligations. We had $244.9 million of surety bonds in place for federal and state workers’ compensation obligations, retiree healthcare and coal lease obligations.

Accounts Receivable Securitization Program

      In March 2000, we established an accounts receivable securitization program. Under the program, undivided interests in a pool of eligible trade receivables that have been contributed to a bankruptcy remote trust are sold, without recourse, to a Conduit. Purchases by the Conduit are financed with the sale of highly rated commercial paper. We use our accounts receivable securitization program to reduce our overall borrowing costs. The securitization program is currently scheduled to expire in 2007. The amount of undivided interests in the accounts receivable sold to the Conduit were $90.0 million as of December 31, 2003.

PLAN OF DISTRIBUTION

      We and/or the selling stockholders may sell the securities offered by this prospectus:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; or

•	to one or more purchasers directly.

      The applicable prospectus supplement will describe that offering, including:

•	the name or names of any underwriters, dealers or agents involved in the sale of the offered securities;

•	the purchase price and the proceeds to us and/or the selling stockholders from that sale;

•	any underwriting discounts, commissions agents’ fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the offered securities may be listed.

      If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered through an underwriting syndicate represented by many underwriters. The obligations of the underwriters to purchase the offered securities will be subject to certain conditions. The underwriters will be obligated to purchase all of the offered securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. The maximum aggregate discounts and commissions paid to underwriters and broker/dealers will not exceed 8% of the gross proceeds of the offered securities.

      The offered securities may be sold directly by us and/or the selling stockholders or through agents. Any agent will be named, and any commissions payable to that agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis.

      We and/or the selling stockholders, as applicable, may authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase securities offered by this prospectus pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement. The prospectus supplement will set forth the commission payable for soliciting such contracts.

      We and the selling stockholders may agree to indemnify underwriters, dealers or agents against certain civil liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, dealers or agents may be required to make.

LEGAL MATTERS

      The validity of each of the securities offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

      The consolidated financial statements of Peabody Energy Corporation included in Peabody Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. You may access and read our SEC filings, through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

      We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

      We incorporate by reference our annual report on Form 10-K for the year ended December 31, 2003.

      We are also incorporating by reference all other reports that we file in the future with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the completion of this offering. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request copies of the filings, at no cost, by telephone at (314) 342-3400 or by mail at: Peabody Energy Corporation, 701 Market Street, Suite 700, St. Louis, Missouri 63101, attention: Investor Relations.

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